Q3 2016

THIRD QUARTER REPORT
NINE MONTHS ENDED SEPTEMBER 30, 2016

enerPLUS

SELECTED FINANCIAL RESULTS

	Three months ended September 30,		Nine months ended September 30,	
	2016	**2015**	**2016**	**2015**
Financial (000's)				
Funds Flow[4]	$ 80,101	$ 120,845	$ 197,875	$ 390,427
Dividends to Shareholders	7,214	30,944	28,225	109,238
Net Income/(Loss)	(100,689)	(292,666)	(442,909)	(898,416)
Debt Outstanding - net of cash	654,071	1,226,552	654,071	1,226,552
Capital Spending	60,277	88,923	151,673	403,912
Property and Land Acquisitions	3,777	2,005	7,674	758
Property Divestments	111	11,865	280,614	203,378
Debt to Funds Flow Ratio[4]	2.2x	2.0x	2.2x	2.0x
Financial per Weighted Average Shares Outstanding				
Net Income/(Loss)	$ (0.42)	$ (1.42)	$ (2.00)	$ (4.36)
Weighted Average Number of Shares Outstanding (000's)	240,483	206,243	221,843	206,100
Selected Financial Results per BOE[1][2]				
Oil & Natural Gas Sales[3]	$ 27.20	$ 27.04	$ 23.69	$ 28.17
Royalties and Production Taxes	(6.20)	(6.01)	(5.20)	(5.93)
Commodity Derivative Instruments	1.17	5.31	2.75	7.36
Cash Operating Expenses	(6.64)	(8.69)	(7.33)	(8.77)
Transportation Costs	(3.39)	(3.03)	(3.05)	(2.94)
General and Administrative Expenses	(1.58)	(2.24)	(1.79)	(2.21)
Cash Share-Based Compensation	(0.03)	0.35	(0.07)	(0.08)
Interest, Foreign Exchange and Other Expenses	(1.07)	(2.47)	(1.37)	(2.72)
Current Income Tax Recovery	(0.01)	1.59	0.01	0.56
Funds Flow[4]	$ 9.45	$ 11.85	$ 7.64	$ 13.44

SELECTED OPERATING RESULTS

	Three months ended September 30,		Nine months ended September 30,	
	2016	**2015**	**2016**	**2015**
Average Daily Production[2]				
Crude Oil (bbls/day)	37,717	44,888	38,764	41,809
Natural Gas Liquids(bbls/day)	4,881	5,061	5,067	4,652
Natural Gas (Mcf/day)	296,876	365,071	304,150	359,611
Total (BOE/day)	92,077	110,794	94,523	106,396
% Crude Oil & Natural Gas Liquids	46%	45%	46%	44%
Average Selling Price[2][3]				
Crude Oil (per bbl)	$ 47.93	$ 48.22	$ 41.92	$ 50.21
Natural Gas Liquids(per bbl)	13.85	13.51	13.53	18.60
Natural Gas (per Mcf)	2.12	2.08	1.79	2.24
Net Wells drilled	7	8	24	44

(1) Non-cash amounts have been excluded.
(2) Based on Company interest production volumes. See "Basis of Presentation" section in the following MD&A.
(3) Before transportation costs, royalties and commodity derivative instruments.
(4) These non-GAAP measures may not be directly comparable to similar measures presented by other entities. See "Non-GAAP Measures" section in the following MD&A.

Average Benchmark Pricing	Three months ended September 30,				Nine months ended September 30,			
	2016		**2015**		**2016**		**2015**	
WTI crude oil (US$/bbl)	$	44.94	$	46.43	$	41.33	$	51.00
AECO natural gas – monthly index (CDN$/Mcf)		2.20		2.80		1.85		2.80
AECO natural gas – daily index (CDN$/Mcf)		2.32		2.90		1.85		2.77
NYMEX natural gas – last day (US$/Mcf)		2.81		2.77		2.29		2.80
USD/CDN exchange rate		1.31		1.31		1.32		1.26

Share Trading Summary	CDN[1]- ERF		U.S.[2]- ERF	
For the three months ended September 30, 2016	(CDN$)		(US$)	
High	$	10.06	$	7.82
Low	$	7.43	$	5.61
Close	$	8.42	$	6.41

(1)   TSX and other Canadian trading data combined.
(2)   NYSE and other U.S. trading data combined.

2016 Dividends per Share

Payment Month	CDN$		US$[1]	
First Quarter Total	$	0.09	$	0.06
Second Quarter Total	$	0.03	$	0.03
July	$	0.01	$	0.01
August		0.01		0.01
September		0.01		0.01
Third Quarter Total	$	0.03	$	0.03
Total Year to Date	$	0.15	$	0.12

(1)   CDN$ dividends converted at the relevant foreign exchange rate on the payment date.

NEWS RELEASE

Highlights:

- Third quarter production averaged 92,077 BOE per day, with 42,598 barrels per day of liquids
- 25% reduction in third quarter operating expenses per BOE compared to the same period in 2015
- Positive initial results from recent Fort Berthold high density test, with average production tracking above type curve expectations
- Preliminary 2017 capital budget of $400 million; approximately 70% allocated to North Dakota with the addition of a second drilling rig
- Projecting 2017 North Dakota production growth of 25% and total Company liquids growth of approximately 15% (on a Q4 2016 to Q4 2017 basis)
- Increased 2017 crude oil hedge protection to 17,500 barrels per day
- Canadian waterflood portfolio optimization with the accretive acquisition of approximately 3,800 BOE per day (45% liquids) of high net-back production, with strong secondary recovery growth potential (closing expected November 2016)

"*Enerplus' third quarter results demonstrate our continued success in reducing the company's cost structure and driving margin expansion,*" commented Ian C. Dundas, President & CEO. *"Combined with our top quartile capital efficiencies and balance sheet strength, Enerplus is well positioned to reinitiate growth in 2017. Our preliminary 2017 capital budget of $400 million is largely focused on accelerating liquids production which is expected to grow approximately 15% on a Q4 2016 to Q4 2017 basis. Importantly, our capital plans are predicated on profitable and sustainable growth; we expect our capital spending and dividends to be approximately balanced with internally generated cash flow at WTI US$50 per barrel,*" concluded Dundas.

Third Quarter Financial Results Summary

Production averaged 92,077 BOE per day during the quarter, including 42,598 barrels per day of crude oil and natural gas liquids. Third quarter production decreased by 2% compared to the prior quarter as Canadian production was impacted by a previously announced divestment at the end of second quarter. Production performance from the Williston Basin and Marcellus remained strong despite relatively few wells brought on-stream in the quarter. Williston Basin production was largely flat from the previous quarter at approximately 33,000 BOE per day, while Marcellus production increased by 5%, averaging 205 MMcf per day.

Enerplus is reaffirming its 2016 annual average production guidance of 93,000 BOE per day (the mid-point of its previous guidance of 92,000 – 94,000 BOE per day) and is narrowing its liquids production guidance range to 43,000 – 44,000 barrels per day (from 43,000 – 45,000 barrels per day) primarily due to weather related delays to completions activity in North Dakota.

Enerplus continues to forecast sequentially lower fourth quarter 2016 production before reinitiating growth in 2017. Fourth quarter production is still expected to average approximately 89,000 BOE per day. Volumes in the fourth quarter are expected to be impacted by approximately 1,500 BOE per day of curtailed production in the Marcellus due to low natural gas prices, and price related shut-ins and minor non-core divestments affecting Canadian gas production by a combined 1,000 BOE per day. These fourth quarter production losses are expected to be offset by strong North Dakota production and the Canadian waterflood acquisition which is projected to close in November 2016.

Enerplus recorded a net loss of $100.7 million ($0.42 per share) in the third quarter, compared to a net loss of $168.6 million ($0.77 per share) in the previous quarter. The third quarter net loss was impacted by a non-cash impairment charge of $61.0 million and a non-cash valuation allowance on our deferred tax asset as a result of the decline in the twelve month trailing average commodity prices.

Enerplus generated third quarter funds flow of $80.1 million, up 5% from the previous quarter, primarily due to higher realized crude oil and natural gas prices and lower operating expenses, partially offset by lower production volumes and lower realized commodity hedging gains.

Enerplus' realized oil price for the third quarter averaged $47.93 per barrel, or US$8.24 per barrel below WTI, compared to US$9.53 per barrel below WTI in the previous quarter. The improved price relative to WTI primarily resulted from a tighter Bakken differential due to declining basin production and strong local refinery demand. Enerplus' realized Bakken differential averaged US$6.39 per barrel below WTI in the third quarter, compared to US$8.23 per barrel in the previous quarter.

Natural gas price realizations averaged $2.12 per Mcf, or US$1.19 per Mcf below NYMEX, compared to US$0.80 per Mcf below NYMEX in the previous quarter. The weaker natural gas price relative to NYMEX primarily resulted from a wider Marcellus differential due to high regional storage inventories combined with seasonal weakness in demand. Enerplus' realized Marcellus differential averaged US$1.19 per Mcf below NYMEX in the third quarter, compared to US$0.76 per Mcf below NYMEX in the previous quarter.

Capital spending for the three and nine months ended September 30, 2016 was $60.3 million and $151.7 million respectively, with the majority directed to the Company's crude oil assets. Enerplus is maintaining its full year 2016 capital expenditure guidance of $215 million.

For the fourth consecutive quarter, Enerplus has reduced its operating expenses. Third quarter operating expenses were $6.64 per BOE, 6% lower than the prior quarter and 25% lower compared to the same period in 2015. Operating expenses for the nine months ended September 30, 2016 were $7.31 per BOE. Enerplus is lowering its full year 2016 guidance for operating expenses to $7.50 per BOE (from $7.90 per BOE) to reflect the performance to date with an expectation that fourth quarter operating expenses per BOE will trend higher, due to lower production volumes and a higher liquids weighting in the production mix.

G&A expenses continued to trend down in the third quarter as a result of the Company's focus on cost control and the reduction to staffing levels throughout 2015 and to date in 2016. Third quarter cash G&A expenses were $1.58 per BOE, 8% lower than the prior quarter and 29% lower compared to the same period in 2015. Cash G&A expenses for the nine months ended September 30, 2016 were $1.79 per BOE. Accordingly, Enerplus is lowering its full year 2016 guidance for cash G&A expenses to $1.80 per BOE (from $1.95 per BOE).

Third quarter transportation costs were $3.39 per BOE, an increase of 18% from the prior quarter primarily due to the addition of a 30,000 MMBtu per day Marcellus related firm interstate transportation commitment that came into effect in August 2016, delivering to higher priced markets.

Enerplus closed the quarter with a strong balance sheet. At quarter-end, total debt net of cash was $654.1 million comprised of $729.1 million of senior notes outstanding less $75.0 million in cash.   Enerplus' $800 million bank credit facility was undrawn.   At September 30, 2016, Enerplus' senior debt to adjusted EBITDA ratio was 1.3 times and its debt to funds flow ratio was 2.2 times.

Production and Capital Spending[(1)]

| | Three months ended September 30, 2016 | | Nine months ended September 30, 2016 | |
	Average Production Volumes	Capital Spending ($ millions)	Average Production Volumes	Capital Spending ($ millions)
Crude Oil & NGLs (bbls/day)				
Canada	13,527	$ 8.0	14,806	$ 34.2
United States	29,071	$ 45.1	29,025	$ 97.3
Total Crude Oil & NGLs (bbls/day)	**42,598**	**$ 53.1**	**43,831**	**$ 131.5**
Natural Gas (Mcf/day)				
Canada	68,604	$ 0.1	82,622	$ 0.2
United States	228,270	$ 7.2	221,527	$ 20.1
Total Natural Gas (Mcf/day)	**296,874**	**$ 7.3**	**304,149**	**$ 20.3**
Company Total (BOE/day)	**92,077**	**$ 60.3**	**94,523**	**$ 151.7**

(1)   Table may not add due to rounding

Net Drilling Activity[(1)]– for the three months ended September 30, 2016

Crude Oil	Wells Drilled	Wells On-stream
Canada	-	-
United States	6.6	2.8
Total Crude Oil	**6.6**	**2.8**
Natural Gas		
Canada	-	-
United States	-	0.8
Total Natural Gas	**-**	**0.8**
Company Total	**6.6**	**3.6**

(1)   Table may not add due to rounding

2016 Guidance Update

Updated 2016 guidance is provided below.

Summary of 2016 Expectations	Revised Guidance	Previous Guidance
Capital spending	$215 million	$215 million
Average annual production	93,000 BOE/day	92,000 – 94,000 BOE/day
Crude oil and natural gas liquids volumes	43,000 – 44,000 barrels/day	43,000 – 45,000 barrels/day
Average royalty and production tax rate	22%	22%
Operating expenses	$7.50/BOE	$7.90/BOE
Transportation expense	$3.15/BOE	$3.10/BOE
Cash G&A expenses	$1.80/BOE	$1.95/BOE

Waterflood Acquisition

Subsequent to the quarter, and as part of Enerplus' portfolio optimization activity, the Company entered into an agreement to acquire an operated (100% working interest), high-netback, light oil producing asset with significant secondary recovery growth potential. The asset is located in the Ante Creek area of Alberta with existing production of approximately 3,800 BOE per day (45% liquids). The purchase price is approximately $110 million, net of anticipated closing adjustments, and will be financed with existing cash on the balance sheet and the Company's bank credit facility. Enerplus sees potential to significantly increase crude oil production from the asset within 24 months with only a modest capital investment. The transaction is expected to be accretive to Enerplus on all key metrics including funds flow per debt adjusted share and production per debt adjusted share. The transaction is expected to close in November 2016.

Concurrently, and consistent with the portfolio optimization activities undertaken over the last several years, the Company continues to explore opportunities to divest additional non-core properties.

2017 Preliminary Outlook

Enerplus is committed to a financially disciplined, returns focused strategy which will drive profitable and sustainable growth for shareholders. With the Company's improving cost structure driving margin expansion and its strong capital efficiencies, Enerplus plans to accelerate crude oil growth in 2017 with a capital program largely focused on North Dakota. Enerplus has secured a second operated drilling rig at Fort Berthold commencing operations in January 2017, along with the majority of pressure pumping services for the program. Enerplus has retained significant flexibility to reduce activity levels should commodity prices weaken materially.

Enerplus' preliminary outlook for 2017 capital is $400 million, with approximately 70% targeted for development in North Dakota. This level of spending, along with the Company's dividend commitments, are expected to be largely balanced with internally generated cash flow in 2017 based on commodity prices of US$50 per barrel WTI and US$3.00 per Mcf NYMEX.

To support its capital program, Enerplus has increased its average 2017 crude oil hedge position to 17,500 barrels per day. Additionally, the Company estimates that it has protected approximately 50% of its 2017 capital costs from escalation through contracting.

On a fourth quarter 2016 to fourth quarter 2017 basis, Enerplus expects to grow its North Dakota production by 25% and total Company liquids production by approximately 15%. As a result of the higher expected liquids weighting in the Company's 2017 production mix, Enerplus estimates its 2017 operating expense will trend towards $8.00 per BOE.

Enerplus expects to provide further details of its 2017 capital plans in late 2016.

Asset Activity

WILLISTON BASIN

Williston Basin production averaged 32,970 BOE per day (88% liquids) during the third quarter comprised of 28,884 BOE per day in North Dakota and 4,086 BOE per day in Montana. Capital spending in the Williston Basin was $45.1 million in the third quarter. The Company continued to operate one drilling rig at Fort Berthold in the third quarter and drilled six gross-operated wells and brought on-stream two gross-operated wells. The two operated on-stream wells had an average initial 30-day production rate of 1,030 BOE per day (84% crude oil). Current average gross operated well costs (drill, complete, tie-in and facilities) for a 10,000 foot lateral well with a high intensity completion are US$8 million.

At the end of the third quarter 2016, Enerplus had approximately 12 net drilled uncompleted wells at Fort Berthold.

Subsequent to the third quarter, Enerplus initiated a three-well density test targeting tighter well spacing than the Company's current 1,400 foot interwell spacing pattern. The test wells are comprised of two Middle Bakken wells spaced at 500 feet offset by one First Bench Three Forks well at 700 feet. The wells have been producing for approximately 20 days with average production rates exceeding type curve expectations. Although this production data is early-time, it is directionally positive and Enerplus will continue to monitor the wells' performance to better understand the implications for higher well density. Enerplus is planning additional well density tests throughout 2017.

In addition to further well density testing, Enerplus will continue to optimize its completions design in 2017, testing both higher and lower proppant volumes around its base design of 1,000 lbs per lateral foot.

Enerplus has secured a second operated drilling rig to commence operations in January 2017, along with pressure pumping services for the 2017 program.

CANADIAN WATERFLOODS

Third quarter production from the Canadian waterfloods averaged 14,743 BOE per day (83% liquids), an 11% decrease from the second quarter of 2016 primarily due to a previously announced divestment which closed in June 2016. Capital spending in the third quarter was $8.0 million, predominately related to polymer and waterflood maintenance activities.

MARCELLUS

Third quarter production from the Marcellus averaged 205 MMcf per day, a 5% increase from the second quarter of 2016 due to continued strong well performance. There was limited activity in the Marcellus in the third quarter with capital spending of $7.2 million delivering 0.8 net well completions.

At the end of the third quarter 2016, Enerplus had approximately 5 net drilled uncompleted wells in the Marcellus.

In October 2016, natural gas pricing weakness in Northeast Pennsylvania led to production curtailment in the Marcellus. The low natural gas prices primarily resulted from high regional storage inventories combined with seasonal weakness in demand.   Enerplus estimates fourth quarter Marcellus production will be impacted by approximately 1,500 BOE per day due to curtailment. With the subsequent improvement in gas prices, the curtailed volumes were brought back online in November 2016.

Risk Management

Enerplus continues to protect a portion of funds flow through commodity hedging. The Company has increased its crude oil hedge position in 2017 consistent with its capital spending plans and waterflood acquisition.   Enerplus has also begun to establish positions in the 2018 and 2019 periods. In addition to being hedged on over 13,000 barrels per day in the fourth quarter of 2016, Enerplus has an average of 17,500 barrels per day protected through swaps and collar structures in 2017.

For natural gas, Enerplus has approximately 58,400 Mcf per day protected in the fourth quarter of 2016, and 50,000 Mcf per day protected in 2017 using a combination of swaps and collar structures.

Commodity Hedging Detail (As at November 1, 2016)

	WTI Crude Oil (US$/bbl)					NYMEX Natural Gas (US$/Mcf)	
	Oct 1, 2016 – Dec 31, 2016	Jan 1, 2017 – Jun 30, 2017	Jul 1, 2017 – Dec 31, 2017	Jan 1, 2018 – Dec 31, 2018	Jan 1, 2019 – Mar 31, 2019	Oct 1, 2016 – Dec 31, 2016	Jan 1, 2017 – Dec 31, 2017
Swaps							
Sold Swaps	$52.33	$52.50	$52.50	$53.73	$53.73	$2.51	-
Volume (bbls/d or Mcf/d)	1,326	2,000	2,000	3,000	3,000	33,424	-
3 Way Producer Collars							
Sold Puts	$45.09	$38.94	$39.48	$41.00	-	$2.50	$2.06
Volume (bbls/d or Mcf/d)	12,000	14,000	17,000	1,000	-	25,000	50,000
Purchased Puts	$57.82	$50.29	$50.41	$54.00	-	$3.00	$2.75
Volume (bbls/d or Mcf/d)	12,000	14,000	17,000	1,000	-	25,000	50,000
Sold Calls	$71.75	$61.14	$60.41	$62.00	-	$3.75	$3.41
Volume (bbls/d or Mcf/d)	12,000	14,000	17,000	1,000	-	25,000	50,000

(1)   Based on weighted average price (before premiums) assuming average annual production of 93,000 BOE/day less royalties and production taxes of 22%.

Currency and Accounting Principles
All amounts in this news release are stated in Canadian dollars unless otherwise specified. All financial information in this news release has been prepared and presented in accordance with U.S. GAAP, except as noted below under "Non-GAAP Measures".

Barrels of Oil Equivalent
This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Presentation of Production Information
Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties. Under Canadian industry protocol oil and gas sales and production volumes are presented on a gross basis before deduction of royalties. In order to continue to be comparable with its Canadian peer companies, the summary results contained within this news release presents Enerplus' production and BOE measures on a before royalty company interest basis. All production volumes and revenues presented herein are reported on a "company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest.

Readers are cautioned that the average initial production rates contained in this news release are not necessarily indicative of long-term performance or of ultimate recovery.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "should", "believe", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: expected 2016 and 2017 average production volumes and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged and the effectiveness of such hedges in protecting our funds flow; the results from our drilling program and the timing of related production; oil and natural gas prices and differentials and our commodity risk management programs in 2016 and beyond; expectations regarding our realized oil and natural gas prices; future royalty rates on our production and future production taxes; anticipated cash and non-cash G&A, share-based compensation and financing expenses; operating and transportation costs; capital spending levels in 2016 and 2017 and its impact on our production level and land holdings; our future royalty and production and cash taxes; our deferred income taxes; future debt and working capital levels and debt to funds flow ratios.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that Enerplus will conduct its operations and achieve results of operations as anticipated; that Enerplus' development plans will achieve the expected results; current commodity price and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of Enerplus' reserves and resources volumes; the continued availability of adequate debt and/or equity financing, cash flow and other sources to fund Enerplus' capital and operating requirements, and dividend payments as needed; availability of third party services; and the extent of its liabilities. In addition, our 2016 guidance contained in this news release is based on the following: a WTI price of US$43.64/bbl, a NYMEX price of US$2.52/Mcf, an AECO price of $2.01/GJ and a USD/CDN exchange rate of 1.32. Our 2017 preliminary outlook contained in this news release is based on the following: a WTI price of US$50.00/bbl, a NYMEX price of US$3.00/Mcf, an AECO price of $2.95/GJ and a USD/CDN exchange rate of 1.30.   Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: changes, including future decline, in commodity prices; changes in realized prices for Enerplus' products; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from Enerplus' capital spending activities or production declines; curtailment of Enerplus' production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans by Enerplus or by third party operators of Enerplus' properties; increased debt levels or debt service requirements; Enerplus' inability to comply with covenants under its bank credit facility and senior notes; changes in estimates of Enerplus' oil and gas reserves and resources volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners; failure to complete any anticipated acquisitions or divestitures; and certain other risks detailed from time to time in Enerplus' public disclosure documents (including, without limitation, those risks identified in its AIF and Form 40-F at December 31, 2015).

Non-GAAP Measures

In this news release, we use the terms "funds flow" and "debt to funds flow ratio" as measures to analyze operating performance, leverage and liquidity. "Funds flow" is calculated as net cash generated from operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures. "Debt to funds flow ratio" is calculated as total debt net of cash, divided by a trailing 12 months of funds flow. In addition, "senior debt to adjusted EBITDA" is used to determine Enerplus' compliance with financial covenants under its bank credit facility and outstanding senior notes. Calculation of these terms is described in Enerplus Corporation's Third Quarter 2016 MD&A under the "Liquidity and Capital Resources" section.

Enerplus believes that, in addition to net earnings and other measures prescribed by U.S. GAAP, the terms "funds flow" and "debt to funds flow" are useful supplemental measures as they provide an indication of the results generated by Enerplus' principal business activities. However, these measures, and "senior debt to adjusted EBITDA" measures, are not measures recognized by U.S. GAAP and do not have a standardized meaning prescribed by U.S.GAAP. Therefore, these measures, as defined by Enerplus, may not be comparable to similar measures presented by other issuers. For reconciliation of these measures to the most directly comparable measure calculated in accordance with U.S. GAAP, and further information about these measures, see disclosure under "Non-GAAP Measures" in Enerplus' Third Quarter 2016 MD&A.

Electronic copies of Enerplus Corporation's Third Quarter 2016 MD&A and Financial Statements, along with other public information including investor presentations, are available on its website at www.enerplus.com. Shareholders may, upon request, receive a printed copy of our audited financial statements at any time. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

MD&A

MANAGEMENT'S DISCUSSION AND ANALYSIS ("MD&A")

The following discussion and analysis of financial results is dated November 10, 2016 and is to be read in conjunction with:

- the unaudited interim consolidated financial statements of Enerplus Corporation ("Enerplus" or the "Company") as at and for the three and nine months ended September 30, 2016 and 2015 (the "Interim Financial Statements");

- the audited consolidated financial statements of Enerplus as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013; and

- our MD&A for the year ended December 31, 2015 (the "Annual MD&A").

The following MD&A contains forward-looking information and statements. We refer you to the end of the MD&A under "Forward-Looking Information and Statements" for further information. The following MD&A also contains financial measures that do not have a standardized meaning as prescribed by accounting principles generally accepted in the United States of America ("U.S. GAAP"). See "Non-GAAP Measures" at the end of the MD&A for further information.

BASIS OF PRESENTATION

The Interim Financial Statements and notes have been prepared in accordance with U.S. GAAP including the prior period comparatives. All amounts are stated in Canadian dollars unless otherwise specified and all note references relate to the notes included in the Interim Financial Statements.

Where applicable, natural gas has been converted to barrels of oil equivalent ("BOE") based on 6 Mcf:1 BOE and oil and natural gas liquids ("NGL") have been converted to thousand cubic feet of gas equivalent ("Mcfe") based on 0.167 bbl:1 Mcfe. BOE and Mcfe measures are based on an energy equivalent conversion method primarily applicable at the burner tip and do not represent a value equivalent at the wellhead. Given that the value ratio based on the current price of natural gas as compared to crude oil is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Use of BOE and Mcfe in isolation may be misleading. All production volumes are presented on a Company interest basis, being the Company's working interest share before deduction of any royalties paid to others, plus the Company's royalty interests unless otherwise stated. Company interest is not a term defined in Canadian National Instrument 51-101– Standards of Disclosure for Oil and Gas Activities ("NI 51-101") and may not be comparable to information produced by other entities.

In accordance with U.S. GAAP, oil and gas sales are presented net of royalties in our Interim Financial Statements. Under International Financial Reporting Standards, industry standard is to present oil and gas sales before deduction of royalties and as such this MD&A presents production, oil and gas sales, and BOE measures on this basis to remain comparable with our peers.

OVERVIEW

During the third quarter, we continued to improve our profitability through further cost reductions and strong operational results. Based on the success of our ongoing asset divestment program and our second quarter equity issue, we have a strong balance sheet and are repositioned for growth in 2017.

Average daily production for the third quarter was 92,077 BOE/day, compared to our annual average production guidance range of 92,000 – 94,000 BOE/day. Production decreased 2% from the second quarter largely due to the June 2016 sale of non-core Canadian properties with production of approximately 2,300 BOE/day. The decrease in Canadian volumes was offset by strong performance in the U.S., where production increased 3% compared to the second quarter. We are reaffirming our 2016 annual average production guidance of 93,000 BOE/day, the mid-point of our previous guidance range, with approximately 43,000 – 44,000 bbls/day of crude oil and natural gas liquids.

Our capital spending for the third quarter was $60.3 million, or $151.7 million year to date, with the majority directed to our North Dakota crude oil properties. We are maintaining our 2016 annual capital spending guidance of $215 million.

Operating expenses for the third quarter came in below guidance of $7.90/BOE, totaling $56.2 million or $6.64/BOE. The decrease in operating costs was mainly due to continued improvement in cost structures, reduced activity levels and the ongoing divestment of higher cost Canadian properties. As a result, we are reducing our annual guidance for operating expenses to $7.50/BOE from $7.90/BOE. Cash G&A expenses were also below guidance, totaling $13.4 million or $1.58/BOE compared to guidance of $1.95/BOE, primarily due to the continued reduction in staff levels and ongoing cost saving efforts. Accordingly, we are revising our annual cash G&A expense guidance to $1.80/BOE from $1.95/BOE.

Our commodity hedging program continued to provide funds flow protection, contributing cash gains of $10.0 million in the third quarter. Since the second quarter, we have increased our downside protection. As of November 1, 2016, we have approximately 56% of our forecasted crude oil production, net of royalties, hedged in 2017 and approximately 12% of our forecasted net crude oil production hedged in 2018 and the first quarter of 2019. We have also hedged approximately 22% of our forecasted natural gas production, net of royalties, in 2017.

We recorded funds flow of $80.1 million and a net loss of $100.7 million for the quarter. Third quarter earnings were impacted by a non-cash impairment charge of $61.0 million and a non-cash valuation allowance on our deferred tax asset as a result of the decline in the twelve month trailing average commodity prices.

Our asset divestment program and proceeds from our second quarter equity issuance have allowed us to reduce our debt levels by 46% year to date, strengthening our balance sheet and improving our financial flexibility. Subsequent to the quarter, we entered into an agreement to acquire a Canadian waterflood property with current production of approximately 3,800 BOE/day, which we expect to close in November, for consideration of approximately $110 million, net of anticipated closing adjustments.

2017 PRELIMINARY OUTLOOK

As a result of our improving cost structures and strong capital efficiencies, we plan to accelerate our crude oil growth in 2017 with a capital spending program of approximately $400 million. The majority of our capital spending will be focused on our North Dakota crude oil properties, where we have secured a second drilling rig commencing operations in January 2017. We expect this capital spending to result in meaningful liquids growth, with a 15% increase in crude oil and liquids volumes from the fourth quarter of 2016 to the fourth quarter of 2017, and a 25% increase in North Dakota production over the same period. At US$50/bbl WTI and US$3.00/Mcf NYMEX, we expect our capital spending program and dividends to be approximately balanced with internally generated cash flow. Based on the expected increase in liquids production, we estimate our 2017 operating expenses will be approximately $8.00/BOE.

We expect to provide further details of our 2017 guidance in late 2016.

RESULTS OF OPERATIONS

Production

Average daily production for the third quarter totaled 92,077 BOE/day, in line with our expectations. Compared to production in the second quarter of 2016 of 93,659 BOE/day, production decreased 2% primarily due to the June 2016 sale of non-core Canadian assets with production of approximately 2,300 BOE/day. Lower Canadian volumes were offset by higher U.S. production, which increased 3% as a result of strong performance in Marcellus and North Dakota.

Production in the third quarter of 2016 decreased 17% from production levels of 110,794 BOE/day in the same period of 2015 primarily due to the sale of non-core properties from the fourth quarter of 2015 to date in 2016 with production of approximately 11,800 BOE/day. Natural gas production decreased 68,195 Mcf/day or 19% compared to the third quarter of 2015, with a 48% decrease in Canadian natural gas volumes due to divestments, price related shut-ins and decline due to lower overall spending. This reduction was offset by strong Marcellus production, which decreased only 2% despite lower capital spending. Crude oil and liquids production decreased 15% over the same period primarily due to fewer wells coming on-stream in North Dakota during the third quarter of 2016 compared to the same period in 2015, as well as divestments and lower capital spending in 2016.

Our crude oil and natural gas liquids production accounted for 46% of our total average daily production in the third quarter of 2016 compared to 45% in the same period of 2015 as a significant portion of divestments were non-core Canadian natural gas assets.

Average daily production volumes for the three and nine months ended September 30, 2016 and 2015 are outlined below:

	Three months ended September 30,			Nine months ended September 30,		
Average Daily Production Volumes	**2016**	**2015**	**% Change**	**2016**	**2015**	**% Change**
Crude oil (bbls/day)	37,717	44,888	(16%)	38,764	41,809	(7%)
Natural gas liquids (bbls/day)	4,881	5,061	(4%)	5,067	4,652	9%
Natural gas (Mcf/day)	296,876	365,071	(19%)	304,150	359,611	(15%)
Total daily sales (BOE/day)	92,077	110,794	(17%)	94,523	106,396	(11%)

We are reaffirming our annual average production guidance of 93,000 BOE/day, the mid-point of our previous guidance range of 92,000 – 94,000 BOE/day. We are revising our crude oil and natural gas liquids production guidance to 43,000 – 44,000 bbls/day, from 43,000 – 45,000 bbls/day, primarily due to weather related delays to completions activity in North Dakota. We continue to expect fourth quarter production of 89,000 BOE/day. Volumes in the fourth quarter are expected to be impacted by approximately 1,500 BOE/day of curtailed production in the Marcellus due to low natural gas prices and a 1,000 BOE/day decrease in Canadian gas production as a result of price related shut-ins and minor third quarter asset divestments. These reductions are expected to be offset by strong North Dakota production and the Canadian waterflood acquisition, with a projected closing date of November 2016.

Pricing

The prices received for our crude oil and natural gas production directly impact our earnings, funds flow and financial condition. The following table compares average prices for the nine months ended September 30, 2016 and 2015 and quarterly average prices for other periods indicated:

	Nine months ended September 30,						
Pricing (average for the period)	**2016**	**2015**	**Q3 2016**	**Q2 2016**	**Q1 2016**	**Q4 2015**	**Q3 2015**
Benchmarks							
WTI crude oil (US$/bbl)	$ 41.33	$ 51.00	$ 44.94	$ 45.59	$ 33.45	$ 42.18	$ 46.43
AECO natural gas – monthly index ($/Mcf)	1.85	2.80	2.20	1.25	2.11	2.65	2.80
AECO natural gas – daily index ($/Mcf)	1.85	2.77	2.32	1.40	1.83	2.47	2.90
NYMEX natural gas – last day (US$/Mcf)	2.29	2.80	2.81	1.95	2.09	2.27	2.77
USD/CDN average exchange rate	1.32	1.26	1.31	1.29	1.37	1.34	1.31
USD/CDN period end exchange rate	1.31	1.34	1.31	1.30	1.30	1.38	1.34
Enerplus selling price(1)							
Crude oil ($/bbl)	$ 41.92	$ 50.21	$ 47.93	$ 46.48	$ 31.59	$ 43.04	$ 48.22
Natural gas liquids ($/bbl)	13.53	18.60	13.85	15.67	11.34	16.61	13.51
Natural gas ($/Mcf)	1.79	2.24	2.12	1.49	1.77	1.89	2.08
Average differentials							
MSW Edmonton – WTI (US$/bbl)	$ (3.24)	$ (4.43)	$ (2.96)	$ (3.09)	$ (3.69)	$ (2.44)	$ (3.42)
WCS Hardisty – WTI (US$/bbl)	(13.68)	(13.20)	(13.50)	(13.30)	(14.24)	(14.50)	(13.27)
Transco Leidy monthly – NYMEX (US$/Mcf)	(1.01)	(1.64)	(1.35)	(0.70)	(0.99)	(1.15)	(1.66)
TGP Z4 300L monthly – NYMEX (US$/Mcf)	(1.07)	(1.69)	(1.40)	(0.73)	(1.07)	(1.23)	(1.75)
AECO monthly – NYMEX (US$/Mcf)	(0.89)	(0.57)	(1.13)	(0.99)	(0.56)	(0.28)	(0.63)
Enerplus realized differentials (1)							
Canada crude oil – WTI (US$/bbl)	$ (13.17)	$ (13.33)	$ (12.06)	$ (12.01)	$ (14.14)	$ (13.63)	$ (11.82)
Canada natural gas – NYMEX (US$/Mcf)	(0.81)	(0.45)	(0.92)	(0.86)	(0.63)	(0.42)	(0.43)
Bakken crude oil – WTI (US$/bbl)	(7.63)	(9.84)	(6.39)	(8.23)	(8.38)	(7.93)	(8.52)
Marcellus natural gas – NYMEX (US$/Mcf)	(0.94)	(1.46)	(1.19)	(0.76)	(0.91)	(1.13)	(1.64)

(1) Before transportation costs, royalties and commodity derivative instruments.

CRUDE OIL AND NATURAL GAS LIQUIDS

Our average realized crude oil price during the period was $47.93/bbl, an increase of 3% compared to the prior quarter despite the benchmark WTI price declining slightly. This was due primarily to the continued narrowing of the differentials for our U.S. crude oil production. Declining regional production and strong local refinery demand resulted in our Bakken differential improving by 22% quarter over quarter to average US$6.39/bbl below WTI for the third quarter. Canadian crude oil prices and differentials were essentially flat compared to the second quarter. Our third quarter realized natural gas liquids price fell by 12% compared to the second quarter, in-line with the changes in benchmark liquids prices over the same period.

NATURAL GAS

Our average realized natural gas price during the third quarter was $2.12/Mcf, 42% higher when compared to the prior quarter due to much stronger U.S. and Canadian benchmark prices but offset slightly by seasonally weaker Marcellus differentials. NYMEX and AECO monthly natural gas prices in the quarter improved by 44% and 76%, respectively compared to the previous quarter as very warm weather in the U.S. increased gas demand at a time when U.S. gas production continued to decline.

A significant portion of our Canadian gas production is sold under fixed AECO basis differential contracts.   In the third quarter our realized Canadian gas price differential was 7% wider than in the second quarter, averaging US$0.92/Mcf below NYMEX, however the AECO monthly differential benchmark price widened by 14% over the same period.

As expected, our third quarter realized Marcellus sales price differential was weaker than the previous quarter, averaging US$1.19/Mcf below NYMEX or 57% wider than the second quarter. This was due to high regional storage inventories combined with unplanned pipeline restrictions. In August, we began transporting an incremental 15% of our Marcellus production out of the region to markets in the southern United States. This long-term firm transportation commitment allows us to access a market that trades closer to the NYMEX price. We estimate this pipeline capacity has improved our overall Marcellus realized price differential by approximately US$0.13/Mcf since the beginning of August.

FOREIGN EXCHANGE

The USD/CDN exchange rate was 1.31 USD/CDN at September 30, 2016, and averaged 1.31 USD/CDN during the third quarter compared to 1.29 USD/CDN during the second quarter. The majority of our oil and natural gas sales are based on U.S. dollar denominated indices, and a weaker Canadian dollar relative to the U.S. dollar increases the amount of our realized sales. Because we report in Canadian dollars, the fluctuations in the Canadian dollar also impact our U.S. dollar denominated costs, capital spending and the reported value of our U.S. dollar denominated debt.

Price Risk Management

We have a price risk management program that considers our overall financial position, the economics of our capital program and potential acquisitions.   Since our second quarter, we have added additional floor protection on a portion of our oil and natural gas production extending to the first quarter of 2019 using both three way collars and swaps.

As of November 1, 2016, we have hedged approximately 13,300 bbls/day of our expected crude oil production for the remainder of 2016, which represents approximately 43% of our forecasted 2016 net crude oil production, after royalties. For 2017, we have hedged 17,500 bbls/day, which represents approximately 56% of our forecasted net crude oil production, after royalties. We have also added hedges for 2018 and the first quarter of 2019 to protect the economics of a portion of our capital program.   When WTI prices settle below the sold put strike price in any given month, the three way collars provide protection above the WTI index prices equal to the difference between the strike price of the purchased and sold puts. Overall, we expect our crude oil related hedging contracts to protect a significant portion of our funds flow.

As of November 1, 2016, we have hedged approximately 50,000 Mcf/day of our forecasted natural gas production for the remainder of 2016. This represents approximately 26% of our forecasted natural gas production, after royalties. For 2017, we have hedged 50,000 Mcf/day, which represents approximately 22% of our forecasted net natural gas production, using three way collars. When NYMEX prices settle below the sold put strike price in any given month, the three way collars provide protection above the NYMEX index price equal to the difference between the strike price of the purchased and sold puts.

The following is a summary of our financial contracts in place at November 1, 2016, expressed as a percentage of our anticipated net production volumes:

	WTI Crude Oil (US$/bbl)[1]					NYMEX Natural Gas (US$/Mcf)[1]	
	Oct 1, 2016 – Dec 31, 2016	Jan 1, 2017 – Jun 30, 2017	Jul 1, 2017 – Dec 31, 2017	Jan 1, 2018 – Dec 31, 2018	Jan 1, 2019 – Mar 31, 2019	Oct 1, 2016 – Dec 31, 2016	Jan 1, 2017 – Dec 31, 2017
Swaps							
Sold Swaps	$ 52.33	$ 52.50	$ 52.50	$ 53.73	$ 53.73	$ 2.51	$ —
%	4%	6%	6%	10%	10%	15%	—
Three Way Collars							
Sold Puts	$ 45.09	$ 38.94	$ 39.48	$ 41.00	$ —	$ 2.50	$ 2.06
%	39%	45%	55%	3%	—	11%	22%
Purchased Puts	$ 57.82	$ 50.29	$ 50.41	$ 54.00	$ —	$ 3.00	$ 2.75
%	39%	45%	55%	3%	—	11%	22%
Sold Calls	$ 71.75	$ 61.14	$ 60.41	$ 62.00	$ —	$ 3.75	$ 3.41
%	39%	45%	55%	3%	—	11%	22%

(2) Based on weighted average price (before premiums) assuming average annual production of 93,000 BOE/day less royalties and production taxes of 22%.

ACCOUNTING FOR PRICE RISK MANAGEMENT

Commodity Risk Management Gains/(Losses)	Three months ended September 30,		Nine months ended September 30,	
($ millions)	**2016**	**2015**	**2016**	**2015**
Cash gains/(losses):				
Crude oil	$ 11.1	$ 36.6	$ 64.0	$ 163.8
Natural gas	(1.1)	17.5	7.1	50.2
Total cash gains/(losses)	$ 10.0	$ 54.1	$ 71.1	$ 214.0
Non-cash gains/(losses):				
Crude oil	$ (1.7)	$ 35.1	$ (60.1)	$ (71.9)
Natural gas	3.8	(8.2)	(7.4)	(30.4)
Total non-cash gains/(losses)	$ 2.1	$ 26.9	$ (67.5)	$ (102.3)
Total gains/(losses)	$ 12.1	$ 81.0	$ 3.6	$ 111.7

	Three months ended September 30,		Nine months ended September 30,	
(Per BOE)	**2016**	**2015**	**2016**	**2015**
Total cash gains/(losses)	$ 1.17	$ 5.31	$ 2.75	$ 7.36
Total non-cash gains/(losses)	0.25	2.64	(2.61)	(3.52)
Total gains/(losses)	$ 1.42	$ 7.95	$ 0.14	$ 3.84

During the third quarter of 2016 we realized cash gains of $11.1 million on our crude oil contracts and cash losses of $1.1 million on our natural gas contracts. In comparison, during the third quarter of 2015 we realized cash gains of $36.6 million on our crude oil contracts and $17.5 million on our natural gas contracts. The cash gains were due to contracts which provided floor protection above market prices, while cash losses were a result of prices rising above our fixed swap positions.

As the forward markets for crude oil and natural gas fluctuate and new contracts are executed and existing contracts are realized, changes in fair value are reflected as either a non-cash charge or gain to earnings. At the end of the third quarter of 2016, the fair value of our crude oil contracts was in a net gain position of $7.3 million, while the fair value of our natural gas contracts was in a net loss position of $3.4 million. For the three and nine months ended September 30, 2016, the change in the fair value of our crude oil contracts resulted in losses of $1.7 million and $60.1 million, respectively, and our natural gas contracts resulted in gains of $3.8 million and losses of $7.4 million, respectively.

Revenues

	Three months ended September 30,		Nine months ended September 30,	
($ millions)	**2016**	**2015**	**2016**	**2015**
Oil and natural gas sales	$ 230.4	$ 275.7	$ 613.6	$ 818.2
Royalties	(42.1)	(47.4)	(108.3)	(133.2)
Oil and natural gas sales, net of royalties	$ 188.3	$ 228.3	$ 505.3	$ 685.0

Oil and natural gas sales for the three and nine months ended September 30, 2016 were $230.4 million and $613.6 million, respectively, a decrease of 16% and 25% from the same periods in 2015. The decrease in revenue during the third quarter was primarily a result of lower production volumes compared to the same period in 2015, while the nine month period was impacted by both a decrease in production and lower oil and natural gas prices compared to the same period in 2015.

Royalties and Production Taxes

($ millions, except per BOE amounts)	Three months ended September 30, 2016		Three months ended September 30, 2015		Nine months ended September 30, 2016		Nine months ended September 30, 2015	
Royalties	$	42.1	$	47.4	$	108.3	$	133.2
Per BOE	$	4.97	$	4.65	$	4.18	$	4.59
Production taxes	$	10.4	$	13.9	$	26.4	$	38.9
Per BOE	$	1.23	$	1.36	$	1.02	$	1.34
Royalties and production taxes	$	52.5	$	61.3	$	134.7	$	172.1
Per BOE	$	6.20	$	6.01	$	5.20	$	5.93
Royalties and production taxes (% of oil and natural gas sales)		23%		22%		22%		21%

Royalties are paid to government entities, land owners and mineral rights owners. Production taxes include state production taxes, Pennsylvania impact fees, freehold mineral taxes and Saskatchewan resource surcharges. A large percentage of our production is from U.S. properties where royalty rates are generally less sensitive to commodity price levels. During the three and nine months ended September 30, 2016, royalties and production taxes decreased to $52.5 million and $134.7 million, respectively, from $61.3 million and $172.1 million for the same periods in 2015, primarily due to lower production volumes, along with lower prices over the nine month period. Royalties and production taxes averaged 22% of oil and natural gas sales before transportation costs in the first nine months of 2016 compared to 21% for the same period in 2015 due to a greater portion of our production coming from our U.S. properties, which have an average combined royalty and production tax rate of approximately 25%.

We continue to expect an average royalty and production tax rate of 22% in 2016. We do not expect the Alberta modernized royalty framework to have a significant impact on our Canadian royalties.

Operating Expenses

($ millions, except per BOE amounts)	Three months ended September 30, 2016		Three months ended September 30, 2015		Nine months ended September 30, 2016		Nine months ended September 30, 2015	
Cash operating expenses	$	56.2	$	88.6	$	189.9	$	254.8
Non-cash (gains)/losses[1]		—		1.8		(0.5)		0.1
Total operating expenses	$	56.2	$	90.4	$	189.4	$	254.9
Per BOE	$	6.64	$	8.87	$	7.31	$	8.77

(1)   Non-cash (gains)/losses on fixed price electricity swaps.

For the three and nine months ended September 30, 2016, operating expenses were $56.2 million and $189.4 million, respectively, a decrease of 38% and 26% compared to the same periods in 2015. On a per BOE basis, operating costs for the three and nine months ended September 30, 2016 were $6.64/BOE and $7.31/BOE, respectively, beating our annual guidance of $7.90/BOE. The decrease in operating costs was mainly a result of our continued cost savings in repairs and maintenance and well servicing and the divestment of higher operating cost Canadian properties in the fourth quarter of 2015 and throughout 2016.

Based on cost improvements to date, we are lowering our 2016 guidance for operating expenses to $7.50/BOE from $7.90/BOE. Although our operating costs were below guidance during the third quarter, we expect fourth quarter expenses to increase on a per BOE basis due to lower fourth quarter production and a higher liquids weighting.

Transportation Costs

($ millions, except per BOE amounts)	Three months ended September 30, 2016		Three months ended September 30, 2015		Nine months ended September 30, 2016		Nine months ended September 30, 2015	
Transportation costs	$	28.8	$	30.9	$	78.9	$	85.4
Per BOE	$	3.39	$	3.03	$	3.05	$	2.94

For the three and nine months ended September 30, 2016, transportation costs were $28.8 million ($3.39/BOE) and $78.9 million ($3.05/BOE), respectively, compared to $30.9 million ($3.03/BOE) and $85.4 million ($2.94/BOE) for the same periods in 2015.

The increase in the cost per BOE is primarily due to additional firm transportation commitments, including 30,000 Mcf/day of additional interstate pipeline capacity from the Marcellus region to downstream connections at pricing of US$0.63/Mcf, plus variable costs, that came into effect in August 2016.

We are updating our 2016 guidance for transportation costs to $3.15/BOE from $3.10/BOE.

Netbacks

The crude oil and natural gas classifications below contain properties according to their dominant production category. These properties may include associated crude oil, natural gas or natural gas liquids volumes which have been converted to the equivalent BOE/day or Mcfe/day and as such, the revenue per BOE or per Mcfe may not correspond with the average selling price under the "Pricing" section of this MD&A.

Netbacks by Property Type	Three months ended September 30, 2016		
	Crude Oil	**Natural Gas**	**Total**
Average Daily Production	46,471 BOE/day	273,636 Mcfe/day	92,077 BOE/day
Netback[(1)] $ per BOE or Mcfe	(per BOE)	(per Mcfe)	(Per BOE)
Oil and natural gas sales	$ 40.69	$ 2.24	$ 27.20
Royalties and production taxes	(10.22)	(0.35)	(6.20)
Cash operating expenses	(10.29)	(0.48)	(6.64)
Transportation costs	(2.20)	(0.77)	(3.39)
Netback before hedging	$ 17.98	$ 0.64	$ 10.97
Cash gains/(losses)	2.59	(0.04)	1.17
Netback after hedging	$ 20.57	$ 0.60	$ 12.14
Netback before hedging ($ millions)	$ 76.9	$ 16.0	$ 92.9
Netback after hedging ($ millions)	$ 88.0	$ 14.9	$ 102.9

Netbacks by Property Type	Three months ended September 30, 2015		
	Crude Oil	**Natural Gas**	**Total**
Average Daily Production	52,764 BOE/day	348,180 Mcfe/day	110,794 BOE/day
Netback[(1)] $ per BOE or Mcfe	(per BOE)	(per Mcfe)	(Per BOE)
Oil and natural gas sales	$ 43.34	$ 2.04	$ 27.04
Royalties and production taxes	(11.02)	(0.24)	(6.01)
Cash operating expenses	(11.48)	(1.03)	(8.69)
Transportation costs	(1.74)	(0.70)	(3.03)
Netback before hedging	$ 19.10	$ 0.07	$ 9.31
Cash gains/(losses)	7.53	0.55	5.31
Netback after hedging	$ 26.63	$ 0.62	$ 14.62
Netback before hedging ($ millions)	$ 92.7	$ 2.2	$ 94.9
Netback after hedging ($ millions)	$ 129.2	$ 19.8	$ 149.0

Netbacks by Property Type	Nine months ended September 30, 2016		
	Crude Oil	**Natural Gas**	**Total**
Average Daily Production	47,403 BOE/day	282,720 Mcfe/day	94,523 BOE/day
Netback[(1)] $ per BOE or Mcfe	(per BOE)	(per Mcfe)	(Per BOE)
Oil and natural gas sales	$ 36.07	$ 1.87	$ 23.69
Royalties and production taxes	(8.55)	(0.30)	(5.20)
Cash operating expenses	(10.27)	(0.73)	(7.33)
Transportation costs	(1.96)	(0.69)	(3.05)
Netback before hedging	$ 15.29	$ 0.15	$ 8.11
Cash gains/(losses)	4.93	0.09	2.75
Netback after hedging	$ 20.22	$ 0.24	$ 10.86
Netback before hedging ($ millions)	$ 198.6	$ 11.5	$ 210.1
Netback after hedging ($ millions)	$ 262.6	$ 18.6	$ 281.2

Netbacks by Property Type	Nine months ended September 30, 2015		
	Crude Oil	Natural Gas	Total
Average Daily Production	48,930 BOE/day	344,796 Mcfe/day	106,396 BOE/day
Netback[1] $ per BOE or Mcfe	(per BOE)	(per Mcfe)	(Per BOE)
Oil and natural gas sales	$ 45.62	$ 2.22	$ 28.17
Royalties and production taxes	(10.99)	(0.27)	(5.93)
Cash operating expenses	(11.99)	(1.00)	(8.77)
Transportation costs	(1.79)	(0.65)	(2.94)
Netback before hedging	$ 20.85	$ 0.30	$ 10.53
Cash gains/(losses)	12.26	0.53	7.36
Netback after hedging	$ 33.11	$ 0.83	$ 17.89
Netback before hedging ($ millions)	$ 278.4	$ 27.5	$ 305.9
Netback after hedging ($ millions)	$ 442.2	$ 77.7	$ 519.9

(1)   See "Non-GAAP Measures" in this MD&A.

Crude oil and natural gas netbacks per BOE after hedging were lower for the three and nine months ended September 30, 2016 compared to the same periods in 2015 primarily due to lower realized hedging gains, offset by significant improvements in our operating costs. Our crude oil properties accounted for the majority of our netback, both before and after hedging.

General and Administrative ("G&A") Expenses

Total G&A expenses include cash G&A expenses and share-based compensation ("SBC") charges related to our long-term incentive plans ("LTI plans") and our stock option plan. See Note 10 and Note 14 to the Interim Financial Statements for further details.

($ millions)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Cash:				
G&A expense	$ 13.4	$ 22.8	$ 46.4	$ 64.1
Share-based compensation expense	0.2	(3.6)	1.8	2.5
Non-Cash:				
Share-based compensation expense	2.9	7.8	11.7	17.4
Equity swap loss/(gain)	0.1	2.0	(1.6)	1.4
Total G&A expenses	$ 16.6	$ 29.0	$ 58.3	$ 85.4

(Per BOE)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Cash:				
G&A expense	$ 1.58	$ 2.24	$ 1.79	$ 2.21
Share-based compensation expense	0.03	(0.35)	0.07	0.08
Non-Cash:				
Share-based compensation expense	0.35	0.77	0.45	0.60
Equity swap loss/(gain)	0.01	0.19	(0.06)	0.05
Total G&A expenses	$ 1.97	$ 2.85	$ 2.25	$ 2.94

For the three and nine months ended September 30, 2016, cash G&A expenses were $13.4 million ($1.58/BOE) and $46.4 million ($1.79/BOE), respectively, compared to $22.8 million ($2.24/BOE) and $64.1 million ($2.21/BOE) for the same periods in 2015. The decrease in cash G&A expenses from the prior year was primarily due to a 35% reduction in staff levels throughout 2015 and to date in 2016, offset by one-time severance payments of $4.1 million in 2016, as we continue to divest non-core properties and focus our business.

During the quarter, we reported cash SBC expense of $0.2 million ($0.03/BOE) with minimal movement in our share price. In comparison, during the same period of 2015, our share price decreased 41% resulting in a recovery of $3.6 million ($0.35/BOE). We recorded non-cash SBC of $2.9 million ($0.35/BOE) in the third quarter of 2016 compared to $7.8 million ($0.77/BOE) during the same period in 2015. The decrease in non-cash SBC was due to reduced staffing levels.

We have hedged a portion of the outstanding cash settled grants under our LTI plans. In the third quarter we recorded a non-cash mark-to-market loss of $0.1 million on these hedges. As of September 30, 2016 we had 470,000 units hedged at a weighted average price of $16.89 per share.

Based on our continued focus on costs, we are reducing our 2016 guidance for cash G&A expenses to $1.80/BOE from $1.95/BOE.

Interest Expense

($ millions)	Three months ended September 30,				Nine months ended September 30,			
		2016		2015		2016		2015
Interest on senior notes and bank facility	$	9.7	$	16.3	$	34.3	$	48.9
Non-cash interest expense		0.2		0.2		0.9		0.8
Total interest expense	$	9.9	$	16.5	$	35.2	$	49.7

For the three and nine months ended September 30, 2016, we recorded total interest expense of $9.9 million and $35.2 million, respectively, compared to $16.5 million and $49.7 million for the same periods in 2015. The decrease in interest expense corresponds to a decrease in the aggregate principal amount of our outstanding senior notes following our repurchase of US$267 million of senior notes during the first half of 2016. The repurchase was funded by asset divestment proceeds and lower interest rate bank debt, which was repaid in full following our May 31, 2016 equity financing and the closing of our second quarter Canadian non-core asset divestment.

At September 30, 2016, our $800 million bank credit facility was undrawn, and our debt balance consisted of fixed interest rate senior notes with a weighted average interest rate of 5.0%.

Foreign Exchange

($ millions)	Three months ended September 30,				Nine months ended September 30,			
		2016		2015		2016		2015
Realized loss/(gain)	$	(0.9)	$	8.8	$	1.1	$	(18.4)
Unrealized loss/(gain)		4.0		60.8		(52.0)		164.6
Total foreign exchange loss/(gain)	$	3.1	$	69.6	$	(50.9)	$	146.2
USD/CDN average exchange rate		1.31		1.31		1.32		1.26

For the three and nine months ended September 30, 2016, we recorded a net foreign exchange loss of $3.1 million and a net foreign exchange gain of $50.9 million, respectively, compared to a loss of $69.6 million and a loss of $146.2 million for the same periods in 2015. Realized gains and losses relate primarily to day-to-day transactions recorded in foreign currencies. During the nine months ended September 30, 2015, we recorded realized gains of $18.4 million primarily due to a $39.9 million gain on the unwind of certain foreign exchange swaps offset by losses on our foreign exchange collars.

Unrealized foreign exchange gains and losses are recorded on the translation of our U.S. dollar denominated debt and working capital at each period end. Comparing September 30, 2016 to December 31, 2015, the Canadian dollar strengthened relative to the U.S. dollar and we reduced our U.S. dollar denominated senior notes by 33% resulting in unrealized gains of $52.0 million. See Note 12 to the Interim Financial Statements for further details.

Capital Investment

($ millions)	Three months ended September 30,				Nine months ended September 30,			
		2016		2015		2016		2015
Capital spending	$	60.3	$	88.9	$	151.7	$	403.9
Office capital		0.6		1.0		0.7		3.3
Sub-total		60.9		89.9		152.4		407.2
Property and land acquisitions	$	3.8	$	2.0	$	7.7	$	0.8
Property divestments		(0.1)		(11.9)		(280.6)		(203.4)
Sub-total		3.7		(9.9)		(272.9)		(202.6)
Total	$	64.6	$	80.0	$	(120.5)	$	204.6

Capital spending for the three and nine months ended September 30, 2016, totaled $60.3 million and $151.7 million, respectively, compared to $88.9 million and $403.9 million for the same periods in 2015. The decrease is in line with our reduced spending program for 2016, as we continue to invest modestly in our core areas. During the third quarter we spent $45.1 million on our North Dakota crude oil properties, $8.0 million on our Canadian crude oil properties and $7.2 million on our Marcellus natural gas assets.

During the third quarter of 2016 we completed minor asset divestments for proceeds of approximately $0.6 million with associated natural gas production of approximately 400 BOE/day. In comparison, we disposed of non-core Canadian oil properties for proceeds of $11.9 million with production of 150 BOE/day in the same period of 2015. Year to date, we have recorded total proceeds on asset divestments of $280.6 million, compared to $203.4 million in the same period of 2015.

Subsequent to the quarter, we entered into an agreement to acquire a Canadian waterflood property with current production of approximately 3,800 BOE/day for $110 million, net of anticipated closing adjustments. We expect the acquisition to close in November 2016.

We continue to expect 2016 annual capital spending of $215 million.

Gain on Asset Sales and Note Repurchases

We recorded gains of $219.8 million on the sale of non-core Canadian properties during the first half of 2016. Under full cost accounting rules, divestments of oil and natural gas properties are generally accounted for as adjustments to the full cost pool with no recognition of a gain or loss. However, if not recognizing a gain or loss on the transaction would significantly alter the relationship between a cost centre's capitalized costs and proved reserves, then a gain or loss must be recognized.   Gains and losses are evaluated on a case by case basis for each asset sale, and future sales may or may not result in such treatment. We did not record any gains or losses on asset divestments during the third quarter of 2016.

During the first half of 2016, we recorded a total gain of $19.3 million on the repurchase of US$267 million of outstanding senior notes at prices between 90% of par and par value.

Depletion, Depreciation and Accretion ("DD&A")

($ millions, except per BOE amounts)	Three months ended September 30,		Nine months ended September 30,	
	2016	**2015**	**2016**	**2015**
DD&A expense	$ 91.6	$ 131.5	$ 265.1	$ 401.3
Per BOE	$ 10.81	$ 12.90	$ 10.23	$ 13.81

DD&A of property, plant and equipment ("PP&E") is recognized using the unit-of-production method based on proved reserves. For the three and nine months ended September 30, 2016, DD&A decreased when compared the same periods of 2015 primarily due to the cumulative effects of asset impairments recorded during 2015 and to date in 2016 as well as lower overall production.

Impairment

Under U.S. GAAP, the full cost ceiling test is performed on a country-by-country basis using estimated after-tax future net cash flows discounted at 10 percent from proved reserves using SEC constant prices ("Standardized Measure"). SEC prices are calculated as the unweighted average of the trailing twelve first-day-of-the-month commodity prices. The Standardized Measure is not related to Enerplus' investment criteria and is not a fair value based measurement, but rather a prescribed accounting calculation. Under U.S. GAAP, impairments are not reversed in future periods.

The trailing twelve month average crude oil and natural gas prices continued to decline in the first three quarters of 2016 but less significantly than in 2015. Non-cash impairments of $61.0 million and $255.8 million were recorded for the three and nine months ended September 30, 2016, respectively, compared to $321.2 million and $1,086.0 million in the same periods of 2015.

Many factors influence the allowed ceiling value versus our net capitalized cost base, making it difficult to predict with reasonable certainty the value of impairment losses from future ceiling tests. For the remainder of this year, the primary factors include future first-day-of-the-month commodity prices, reserves revisions, our capital expenditure levels and timing, acquisition and divestment activity, as well as production levels, which affect DD&A expense. Although the trailing twelve month average commodity prices are below current levels, there is the potential for prices to decline further during the final months of 2016, impacting the ceiling value and resulting in further non-cash impairments. See Note 5 to the Interim Financial Statements for trailing twelve month prices.

Asset Retirement Obligation

In connection with our operations we incur abandonment and reclamation costs related to assets such as surface leases, wells, facilities and pipelines. Total asset retirement obligations included on our balance sheet are based on our net ownership interest and management's estimate of costs to abandon and reclaim and the timing of the costs to be incurred in future periods. We have estimated the net present value of our asset retirement obligation to be $185.8 million at September 30, 2016, compared to $206.4 million at December 31, 2015.   For the three and nine months ended September 30, 2016, asset retirement obligation settlements were $1.2 million and $4.4 million, respectively, compared to

$4.2 million and $10.6 million during the same periods in 2015. As a result of our divestments to date in 2016, we have reduced our asset retirement obligation by $28.3 million.

Income Taxes

($ millions)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	**2016**	2015
Current tax expense/(recovery)	$ 0.1	$ (16.2)	$ (0.3)	$ (16.2)
Deferred tax expenses/(recovery)	23.2	(84.9)	333.0	(445.0)
Total tax expense/(recovery)	$ 23.3	$ (101.1)	$ 332.7	$ (461.2)

For the three and nine months ended September 30, 2016 we recorded total tax expense of $23.3 million and $332.7 million, respectively, compared to a tax recovery of $101.1 million and $461.2 million for the same periods in 2015. The current quarter expense includes an additional valuation allowance of $56.6 million recorded against our deferred income tax asset, partially offset by a recovery due to the non-cash asset impairment expense recorded in the U.S. and Canada. We assess the recoverability of our deferred income tax assets each period to determine whether it is more likely than not that all or a portion of our deferred income tax assets will be realized. Our assessment is primarily based on a projection of undiscounted future taxable income using historical trailing twelve month benchmark prices.   After recording the valuation allowance, our overall net deferred income tax asset was $164.0 million at September 30, 2016 compared to $516.1 million at December 31, 2015.

LIQUIDITY AND CAPITAL RESOURCES

There are numerous factors that influence how we assess our liquidity and leverage, including commodity price cycles, capital spending levels, acquisition and divestment plans, hedging and dividend levels. We also assess our leverage relative to our most restrictive debt covenant under our bank credit facility and senior notes, which is a maximum senior debt to earnings before interest, taxes, depreciation, amortization, impairment and other non-cash charges ("adjusted EBITDA") ratio of 3.5x for a period of up to six months, after which it drops to 3.0x. At September 30, 2016, our senior debt to adjusted EBITDA ratio was 1.3x and our debt to funds flow ratio was 2.2x. Although it is not included in our debt covenants, the debt to funds flow ratio is often used by investors and analysts to evaluate our liquidity.

Total debt net of cash at September 30, 2016 was $654.1 million, a decrease of 46% compared to $1,216.2 million at December 31, 2015. At September 30, 2016, we had $729.1 million of senior notes outstanding less $75.0 million in cash and our $800 million bank credit facility was undrawn.

Our adjusted payout ratio, which is calculated as cash dividends plus capital and office expenditures divided by funds flow, was 85% and 91% for the three and nine months ended September 30, 2016, compared to 100% and 132% for the same periods in 2015. After adjusting for net acquisition and divestment proceeds, we had a funding surplus of $290.9 million for the nine months ended September 30, 2016.

Our working capital deficiency, excluding cash and current deferred financial assets and liabilities, increased slightly to $107.5 million at September 30, 2016 from $104.0 million at December 31, 2015. We expect to finance our working capital deficit and our ongoing working capital requirements through cash, funds flow and our bank credit facility. We have sufficient liquidity to meet our financial commitments, as disclosed under "Commitments" in the Annual MD&A.

We have continued to be diligent in managing and preserving our financial position. On May 31, 2016, we completed an equity financing for 33,350,000 common shares at a price of $6.90 per share for gross proceeds of $230.1 million ($220.4 million, net of issue costs). Our non-core asset divestment program has provided significant liquidity in 2016, with proceeds of approximately $280.6 million to date in 2016.   These proceeds have been used in part to fully repay our drawn credit facility and fund the repurchase of US$267 million of senior notes at prices ranging from 90% of par to par value.

Subsequent to the quarter, we completed a one year extension of our $800 million senior, unsecured, covenant-based bank credit facility, which now matures on October 31, 2019. There were no other amendments to the agreement terms or debt covenants. Drawn fees on the facility range between 150 and 315 basis points over Banker's Acceptance rates, with current drawn fees of 170 basis points over Banker's Acceptance rates based on our last reported senior debt to adjusted EBITDA ratio. The bank credit facility ranks equally with our senior, unsecured covenant-based notes.

At September 30, 2016, we were in compliance with all covenants under our bank credit facility and outstanding senior notes. Our bank credit facility and senior note purchase agreements have been filed as material documents on our SEDAR profile at www.sedar.com.

The following table lists our financial covenants as at September 30, 2016:

Covenant Description		September 30, 2016
Bank Credit Facility:	**Maximum Ratio**	
Senior debt to adjusted EBITDA [(1)]	3.5x	1.3x
Total debt to adjusted EBITDA	4.0x	1.3x
Total debt to capitalization	50%	30%
Senior Notes:	**Maximum Ratio**	
Senior debt to adjusted EBITDA [(2)]	3.0x - 3.5x	1.3x
Senior debt to consolidated present value of total proved reserves[(3)]	60%	32%
	Minimum Ratio	
Adjusted EBITDA to interest	4.0 x	11.2x

Definitions
"Senior debt" is calculated as the sum of drawn amounts on our bank credit facility, outstanding letters of credit and the principal amount of senior notes.
"Adjusted EBITDA" is calculated as net income less interest, taxes, depletion, depreciation, amortization, impairment and other non-cash gains and losses. Adjusted EBITDA is calculated on a trailing twelve-month basis and is adjusted for material acquisitions and divestments. Adjusted EBITDA for the three months and the trailing twelve months ended September 30, 2016 were $89.9 million and $582.3 million, respectively.
"Total debt" is calculated as the sum of senior debt plus subordinated debt. Enerplus currently does not have any subordinated debt.
"Capitalization" is calculated as the sum of total debt and shareholder's equity plus a $1.1 billion adjustment related to our adoption of U.S. GAAP.

Footnotes
(1)   See "Non-GAAP Measures" in this MD&A for a reconciliation of adjusted EBITDA to net income.
(2)   Senior debt to adjusted EBITDA may increase to 3.5x for a period of 6 months for the senior notes, after which the ratio decreases to 3.0x.
(3)   Senior debt to consolidated present value of total proved reserves is calculated annually on December 31 based on before tax reserves at forecast prices discounted at 10%.

Dividends

($ millions, except per share amounts)	Three months ended September 30,		Nine months ended September 30,	
	2016	**2015**	**2016**	**2015**
Dividends to shareholders	$ 7.2	$ 30.9	$ 28.2	$ 109.2
Per weighted average share (Basic)	$ 0.03	$ 0.15	$ 0.13	$ 0.53

During the three and nine months ended September 30, 2016, we reported total dividends of $7.2 million or $0.03 per share and $28.2 million or $0.13 per share, respectively, compared to $30.9 million or $0.15 per share and $109.2 million or $0.53 per share for the same periods in 2015.

Effective with the April 2016 payment, we reduced the monthly dividend from $0.03 per share to $0.01 per share to provide additional financial flexibility and to balance funds flow with capital and dividends. The dividend is an important part of our strategy to create shareholder value and we will continue to monitor commodity prices and economic conditions and are prepared to make adjustments as necessary.

Shareholders' Capital

	Nine months ended September 30,	
	2016	**2015**
Share capital ($ millions)	$ 3,366.0	$ 3,132.9
Common shares outstanding (thousands)	240,483	206,496
Weighted average shares outstanding – basic (thousands)	221,843	206,100
Weighted average shares outstanding – diluted (thousands)	221,843	206,100

On May 31, 2016, 33,350,000 common shares were issued at a price of $6.90 per share for gross proceeds of $230.1 million ($220.4 million, net of issue costs).

During the third quarter no shares were issued pursuant to the stock option plan and the treasury settled LTI plans, resulting in no additional equity for the company (2015 – 272,000; $6.4 million). For the nine months ended September 30, 2016 a total of 594,000 shares were issued pursuant to the treasury settled Restricted Share Unit plan resulting in $9.4 million of additional equity (2015 – 764,000; $12.7 million). For further details see Note 14 to the Interim Financial Statements.

At November 10, 2016 we had 240,482,928 shares outstanding.

SELECTED CANADIAN AND U.S. FINANCIAL RESULTS

($ millions, except per unit amounts)	Three months ended September 30, 2016			Three months ended September 30, 2015		
	Canada	U.S.	Total	Canada	U.S.	Total
Average Daily Production Volumes [1]						
Crude oil (bbls/day)	12,273	25,444	37,717	14,478	30,410	44,888
Natural gas liquids (bbls/day)	1,254	3,627	4,881	1,731	3,330	5,061
Natural gas (Mcf/day)	68,605	228,271	296,876	131,644	233,427	365,071
Total average daily production (BOE/day)	24,961	67,116	92,077	38,150	72,644	110,794
Pricing [2]						
Crude oil (per bbl)	$ 42.92	$ 50.35	$ 47.93	$ 45.31	$ 49.60	$ 48.22
Natural gas liquids (per bbl)	25.67	9.77	13.85	25.31	7.37	13.51
Natural gas (per Mcf)	2.47	2.01	2.12	3.07	1.53	2.08
Capital Expenditures						
Capital spending	$ 8.0	$ 52.3	$ 60.3	$ 29.4	$ 59.5	$ 88.9
Acquisitions	1.2	2.6	3.8	0.9	1.1	2.0
Divestments	—	(0.1)	(0.1)	(11.8)	(0.1)	(11.9)
Netback [3] **Before Hedging**						
Oil and natural gas sales	$ 67.0	$ 163.4	$ 230.4	$ 101.8	$ 173.9	$ 275.7
Royalties	(9.6)	(32.5)	(42.1)	(11.8)	(35.6)	(47.4)
Production taxes	(1.2)	(9.2)	(10.4)	(1.3)	(12.6)	(13.9)
Cash operating expenses	(30.1)	(26.1)	(56.2)	(55.9)	(32.7)	(88.6)
Transportation costs	(3.3)	(25.5)	(28.8)	(5.4)	(25.5)	(30.9)
Netback before hedging	$ 22.8	$ 70.1	$ 92.9	$ 27.4	$ 67.5	$ 94.9
Other Expenses						
Commodity derivative instruments loss/(gain)	$ (12.1)	$ —	$ (12.1)	$ (81.0)	$ —	$ (81.0)
General and administrative expense [4]	9.8	6.8	16.6	23.9	5.1	29.0
Current income tax expense/(recovery)	—	0.1	0.1	—	(16.2)	(16.2)

(1) Company interest volumes.
(2) Before transportation costs, royalties and the effects of commodity derivative instruments.
(3) See "Non-GAAP Measures" section in this MD&A.
(4) Includes share-based compensation.

($ millions, except per unit amounts)	Nine months ended September 30, 2016			Nine months ended September 30, 2015		
	Canada	U.S.	Total	Canada	U.S.	Total
Average Daily Production Volumes [1]						
Crude oil (bbls/day)	13,315	25,449	38,764	15,629	26,180	41,809
Natural gas liquids (bbls/day)	1,491	3,576	5,067	2,073	2,579	4,652
Natural gas (Mcf/day)	82,623	221,527	304,150	137,270	222,341	359,611
Total average daily production (BOE/day)	28,577	65,946	94,523	40,580	65,816	106,396
Pricing [2]						
Crude oil (per bbl)	$ 37.24	$ 44.36	$ 41.92	$ 47.41	$ 51.89	$ 50.21
Natural gas liquids (per bbl)	25.22	8.65	13.53	29.59	9.77	18.60
Natural gas (per Mcf)	1.94	1.74	1.79	2.95	1.80	2.24
Capital Expenditures						
Capital spending	$ 34.2	$ 117.5	$ 151.7	$ 131.0	$ 272.9	$ 403.9
Acquisitions	3.2	4.5	7.7	2.9	(2.1)	0.8
Divestments	(279.5)	(1.1)	(280.6)	(199.9)	(3.5)	(203.4)
Netback[3] Before Hedging						
Oil and natural gas sales	$ 190.3	$ 423.3	$ 613.6	$ 330.4	$ 487.8	$ 818.2
Royalties	(24.8)	(83.5)	(108.3)	(35.8)	(97.4)	(133.2)
Production taxes	(2.1)	(24.3)	(26.4)	(4.0)	(34.9)	(38.9)
Cash operating expenses	(105.0)	(84.9)	(189.9)	(162.3)	(92.5)	(254.8)
Transportation costs	(10.8)	(68.1)	(78.9)	(17.4)	(68.0)	(85.4)
Netback before hedging	$ 47.6	$ 162.5	$ 210.1	$ 110.9	$ 195.0	$ 305.9
Other Expenses						
Commodity derivative instruments loss/(gain)	$ (3.6)	$ —	$ (3.6)	$ (111.7)	$ —	$ (111.7)
General and administrative expense [4]	42.9	15.4	58.3	66.6	18.8	85.4
Current income tax expense/(recovery)	(0.7)	0.4	(0.3)	(0.4)	(15.8)	(16.2)

(1) Company interest volumes.
(2) Before transportation costs, royalties and the effects of commodity derivative instruments.
(3) See "Non-GAAP Measures" section in this MD&A.
(4) Includes share-based compensation.

QUARTERLY FINANCIAL INFORMATION

($ millions, except per share amounts)	Oil and Natural Gas Sales, Net of Royalties	Net Income/(Loss)	Net Income/(Loss) Per Share	
			Basic	Diluted
2016				
Third Quarter	$ 188.3	$ (100.7)	$ (0.42)	$ (0.42)
Second Quarter	174.3	(168.5)	(0.77)	(0.77)
First Quarter	142.7	(173.7)	(0.84)	(0.84)
Total 2016	$ 505.3	$ (442.9)	$ (2.00)	$ (2.00)
2015				
Fourth Quarter	$ 199.4	$ (625.0)	$ (3.03)	$ (3.03)
Third Quarter	228.3	(292.7)	(1.42)	(1.42)
Second Quarter	251.7	(312.5)	(1.52)	(1.52)
First Quarter	205.0	(293.2)	(1.42)	(1.42)
Total 2015	$ 884.4	$ (1,523.4)	$ (7.39)	$ (7.39)
2014				
Fourth Quarter	$ 325.3	$ 151.7	$ 0.74	$ 0.73
Third Quarter	378.3	67.4	0.33	0.32
Second Quarter	414.9	40.0	0.20	0.19
First Quarter	407.7	40.0	$ 0.20	0.19
Total 2014	$ 1,526.2	$ 299.1	$ 1.46	$ 1.44

Oil and natural gas sales, net of royalties, increased marginally in the third quarter compared to the second quarter of 2016 due to higher realized crude oil and natural gas prices partially offset by lower oil and gas production volumes. Oil and gas sales, net of royalties, increased during the first half of 2014, then decreased throughout 2015 and 2016 as commodity prices declined. During 2015, the impact of weak commodity prices was somewhat offset by increasing production. Net losses reported in 2015 and 2016 were primarily due to non-cash asset impairments and valuation allowances on our deferred tax asset related to the decrease in the trailing twelve month average commodity prices, along with reduced revenues.

2016 UPDATED GUIDANCE

We are reaffirming our annual average production guidance of 93,000 BOE/day, the midpoint of the previous guidance range. We are also revising our crude oil and natural gas liquids volumes range, operating expenses, cash G&A expenses and transportation costs. All other guidance has been maintained and is summarized below. This guidance includes the third quarter sale of non-core natural gas properties and the acquisition of a Canadian waterflood property which is expected to close in November 2016, but does not include any additional acquisitions or divestments.

Summary of 2016 Expectations	Target
Capital spending	$215 million
Average annual production	93,000 BOE/day (from 92,000 – 94,000 BOE/day)
Crude oil and natural gas liquids volumes	43,000 – 44,000 bbls/day (from 43,000 – 45,000 bbls/day)
Average royalty and production tax rate (% of oil and natural gas sales)	22%
Operating expenses	$7.50/BOE (from $7.90/BOE)
Transportation costs	$3.15/BOE (from $3.10/BOE)
Cash G&A expenses	$1.80/BOE (from $1.95/BOE)

NON-GAAP MEASURES

The Company utilizes the following terms for measurement within the MD&A that do not have a standardized meaning or definition as prescribed by U.S. GAAP and therefore may not be comparable with the calculation of similar measures by other entities:

"Netback" is used by Enerplus and is useful to investors and securities analysts in evaluating operating performance of our crude oil and natural gas assets.   Netback is calculated as oil and natural gas sales less royalties, production taxes, cash operating expenses and transportation costs.

Calculation of Netback	Three months ended September 30,		Nine months ended September 30,	
($ millions)	2016	2015	2016	2015
Oil and natural gas sales	$ 230.4	$ 275.7	$ 613.6	$ 818.2
Less:				
Royalties	(42.1)	(47.4)	(108.3)	(133.2)
Production taxes	(10.4)	(13.9)	(26.4)	(38.9)
Cash operating expenses[1]	(56.2)	(88.6)	(189.9)	(254.8)
Transportation costs	(28.8)	(30.9)	(78.9)	(85.4)
Netback before hedging	$ 92.9	$ 94.9	$ 210.1	$ 305.9
Cash gains/(losses) on derivative instruments	10.0	54.1	71.1	214.0
Netback after hedging	$ 102.9	$ 149.0	$ 281.2	$ 519.9

(1)   Total operating expenses adjusted to exclude non-cash gains on fixed price electricity swaps of nil and $0.5 million in the three and nine months ended September 30, 2016 and non-cash losses of $1.8 million and $0.1 million in the three and nine months ended September 30, 2015.

"Funds Flow" is used by Enerplus and is useful to investors and securities analysts in analyzing operating performance, leverage and liquidity. Funds flow is calculated as net cash from operating activities before asset retirement obligation expenditures and changes in non-cash operating working capital.

Reconciliation of Cash Flow from Operating Activities to Funds Flow	Three months ended September 30,		Nine months ended September 30,	
($ millions)	2016	2015	2016	2015
Cash flow from operating activities	$ 105.9	$ 122.6	$ 237.6	$ 388.8
Asset retirement obligation expenditures	1.2	4.2	4.4	10.6
Changes in non-cash operating working capital	(27.0)	(6.0)	(44.1)	(9.0)
Funds flow	$ 80.1	$ 120.8	$ 197.9	$ 390.4

"**Debt to Funds Flow Ratio**" is used by Enerplus and is useful to investors and securities analysts in analyzing leverage and liquidity. The debt to funds flow ratio is calculated as total debt net of cash divided by a trailing twelve months of funds flow. This measure is not equivalent to debt to earnings before interest, taxes, depreciation, amortization, impairment and other non-cash charges ("adjusted EBITDA") and is not a debt covenant.

"**Adjusted Payout Ratio**" is used by Enerplus and is useful to investors and securities analysts in analyzing operating performance, leverage and liquidity. We calculate our adjusted payout ratio as cash dividends plus capital and office expenditures divided by funds flow.

Calculation of Adjusted Payout Ratio	Three months ended September 30,		Nine months ended September 30,	
($ millions)	2016	2015	2016	2015
Dividends	$ 7.2	$ 30.9	$ 28.2	$ 109.2
Capital and office expenditures	60.9	89.9	152.4	407.2
Sub-total	$ 68.1	$ 120.8	$ 180.6	$ 516.4
Funds flow	$ 80.1	$ 120.8	$ 197.9	$ 390.4
Adjusted payout ratio (%)	85%	100%	91%	132%

In addition, the Company uses certain financial measures within the "Liquidity and Capital Resources" section of this MD&A that do not have a standardized meaning or definition as prescribed by U.S. GAAP and, therefore, may not be comparable with the calculation of similar measures by other entities. Such measures include "senior debt to adjusted EBITDA", "total debt to adjusted EBITDA", "total debt to capitalization", "senior debt to consolidated present value of total proven reserves" and "adjusted EBITDA to interest" and are used to determine the Company's compliance with financial covenants under its bank credit facility and outstanding senior notes. Calculation of such terms is described under the "Liquidity and Capital Resources" section of this MD&A.

Reconciliation of Net Income to Adjusted EBITDA[1]	
($ millions)	September 30, 2016
Net income/(loss)	$ (1,067.9)
Add:	
Interest expense	52.9
Current and deferred tax expense/(recovery)	626.5
DD&A and asset impairment charges	893.3
Other non-cash charges[2]	89.0
Sub-total	$ 593.8
Adjustment for material acquisitions and divestments[3]	(11.5)
Adjusted EBITDA	$ 582.3

(1)   Adjusted EBITDA is calculated based on the trailing four quarters. Balances above at September 30, 2016 include the nine months ended September 30, 2016 and the fourth quarters of 2015.
(2)   Includes the change in fair value of commodity derivatives, fixed price electricity swaps and equity swaps, non-cash SBC, and unrealized foreign exchange gains/losses.
(3)   EBITDA is adjusted for material acquisitions or divestments during the period with net proceeds greater than $50 million as if that acquisition or disposition had been made at the beginning of the period.

INTERNAL CONTROLS AND PROCEDURES

Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures and internal control over financial reporting as defined in Rule 13a – 15 under the U.S. Securities Exchange Act of 1934 and as defined in Canada under National Instrument 52-109, Certification of disclosure in Issuer's Annual and Interim Filings. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer of Enerplus Corporation have concluded that, as at September 30, 2016, our disclosure controls and procedures and internal control over financial reporting were effective. There were no changes in our internal control over financial reporting during the period beginning on July 1, 2016 and ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information relating to Enerplus, including our current Annual Information Form, is available under our profile on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov and at www.enerplus.com.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This MD&A contains certain forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking information"). The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this

MD&A contains forward-looking information pertaining to the following: expected 2016 and 2017 average production volumes and the anticipated production mix; the proportion of our anticipated oil and gas production that is hedged and the effectiveness of such hedges in protecting our funds flow; the results from our drilling program and the timing of related production; oil and natural gas prices and differentials and our commodity risk management programs in 2016 and 2017; expectations regarding our realized oil and natural gas prices; future royalty rates on our production and future production taxes; anticipated cash and non-cash G&A, share-based compensation and financing expenses; operating and transportation costs; capital spending levels in 2016 and 2017 and its impact on our production level and land holdings; potential future asset and goodwill impairments, as well as the relevant factors that may affect such impairments; the amount of our future abandonment and reclamation costs and asset retirement obligations; future environmental expenses; our future royalty and production and cash taxes; our deferred income taxes; future debt and working capital levels and debt to funds flow ratio and adjusted payout ratio, financial capacity, liquidity and capital resources to fund capital spending and working capital requirements; expectations regarding our ability to comply with debt covenants under our bank credit facility and outstanding senior notes, and to negotiate relief if required; our future acquisitions and divestments, expected timing thereof, production and reductions in asset retirement obligations associated therewith and use of proceeds therefrom; expected gains for accounting purposes in respect to our repurchase of senior notes and our asset divestments; anticipated amount of interest expense savings in respect to our repurchase of senior notes; and the amount of future cash dividends that we may pay to our shareholders.

The forward-looking information contained in this MD&A reflects several material factors, expectations and assumptions including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; that our development plans will achieve the expected results; that lack of adequate infrastructure will not result in curtailment of production and/or reduced realized prices; current commodity price, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and contingent resource volumes; the continued availability of adequate debt and/or equity financing and funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our funds flow and availability under our bank credit facility to fund our working capital deficiency; our ability to negotiate debt covenant relief under our bank credit facility and outstanding senior notes if required; the availability of third party services; and the extent of our liabilities. In addition, our 2016 guidance contained in this MD&A is based on the following October forward prices: a WTI price of US$53.07/bbl, a NYMEX price of US$3.40/Mcf, an AECO price of $3.01/GJ and a USD/CDN exchange rate of 1.31. Our 2017 guidance contained in this MD&A is based on the following prices: a WTI price of US$50/bbl, a NYMEX price of US$3.00/Mcf, an AECO price of $2.95/GJ and a USD/CDN exchange rate of 1.30. We believe the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

The forward-looking information included in this MD&A is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued low commodity prices environment or further decline of commodity prices; changes in realized prices of Enerplus' products; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facility and outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks and contingencies described under "Risk Factors and Risk Management" in the annual MD&A and in our other public filings).

The forward-looking information contained in this MD&A speaks only as of the date of this MD&A, and we do not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws.

STATEMENTS

Condensed Consolidated Balance Sheets

(CDN$ thousands) unaudited	Note	September 30, 2016	December 31, 2015
Assets			
Current Assets			
Cash		$ 75,005	$ 7,498
Accounts receivable	3	82,165	132,156
Deferred financial assets	15	11,339	71,438
Other current assets		5,715	9,953
		174,224	221,045
Property, plant and equipment:			
Oil and natural gas properties (full cost method)	4	696,490	1,166,587
Other capital assets, net	4	13,425	19,686
Property, plant and equipment		709,915	1,186,273
Goodwill		647,033	657,831
Deferred income tax asset	13	163,969	516,085
Total Assets		$ 1,695,141	$ 2,581,234
Liabilities			
Current liabilities			
Accounts payable	6	$ 164,094	$ 239,950
Dividends payable		2,405	6,196
Current portion of long-term debt	7	28,857	—
Deferred financial liabilities	15	8,597	4,100
		203,953	250,246
Deferred financial liabilities	15	3,968	3,193
Long-term debt	7	700,219	1,223,682
Asset retirement obligation	8	185,833	206,359
		890,020	1,433,234
Total Liabilities		1,093,973	1,683,480
Shareholders' Equity			
Share capital – authorized unlimited common shares, no par value			
Issued and outstanding: September 30, 2016 – 240 million shares			
December 31, 2015 – 206 million shares	14	3,365,962	3,133,524
Paid-in capital		58,520	56,176
Accumulated deficit		(3,165,752)	(2,694,618)
Accumulated other comprehensive income/(loss)		342,438	402,672
		601,168	897,754
Total Liabilities & Equity		$ 1,695,141	$ 2,581,234

Contingencies	16
Subsequent events	18

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Income/(Loss) and Comprehensive Income/(Loss)

(CDN$ thousands) unaudited	Note	Three months ended September 30,		Nine months ended September 30,	
		2016	2015	2016	2015
Revenues					
Oil and natural gas sales, net of royalties	9	$ 188,318	$ 228,271	$ 505,309	$ 684,961
Commodity derivative instruments gain/(loss)	15	12,072	81,032	3,629	111,679
		200,390	309,303	508,938	796,640
Expenses					
Operating		56,238	90,405	189,368	254,876
Transportation		28,755	30,879	78,968	85,380
Production taxes		10,408	13,913	26,385	38,946
General and administrative	10	16,612	29,028	58,309	85,370
Depletion, depreciation and accretion		91,584	131,498	265,067	401,251
Asset impairment	5	60,956	321,150	255,812	1,086,008
Interest	11	9,867	16,514	35,217	49,668
Foreign exchange (gain)/loss	12	3,085	69,638	(50,940)	146,184
Gain on divestment of assets	4	—	—	(219,800)	—
Gain on prepayment of senior notes	7	—	—	(19,270)	—
Other expense/(income)		247	70	5	8,597
		277,752	703,095	619,121	2,156,280
Income/(Loss) before taxes		(77,362)	(393,792)	(110,183)	(1,359,640)
Current income tax expense/(recovery)	13	126	(16,202)	(260)	(16,241)
Deferred income tax expense/(recovery)	13	23,201	(84,924)	332,986	(444,983)
Net Income/(Loss)		$ (100,689)	$ (292,666)	$ (442,909)	$ (898,416)
Other Comprehensive Income/(Loss)					
Change in cumulative translation adjustment		4,480	115,759	(60,234)	262,029
Other Comprehensive Income/(Loss)		4,480	115,759	(60,234)	262,029
Total Comprehensive Income/(Loss)		$ (96,209)	$ (176,907)	$ (503,143)	$ (636,387)
Net income/(Loss) per share					
Basic	14	$ (0.42)	$ (1.42)	$ (2.00)	$ (4.36)
Diluted	14	$ (0.42)	$ (1.42)	$ (2.00)	$ (4.36)

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Changes in Shareholders' Equity

Nine months ended September 30 (CDN$ thousands) unaudited		2016		2015
Share Capital				
Balance, beginning of year	$	3,133,524	$	3,120,002
Issue of shares (net of issue costs)		223,031		—
Stock Option Plan - cash		—		3,205
Share-based compensation – settled		9,407		9,449
Stock Option Plan - exercised		—		267
Balance, end of period	$	3,365,962	$	3,132,923
Paid-in Capital				
Balance, beginning of year	$	56,176	$	46,906
Share-based compensation – settled		(9,407)		(9,449)
Stock Option Plan - exercised		—		(267)
Share-based compensation – non-cash		11,751		17,372
Balance, end of period	$	58,520	$	54,562
Accumulated Deficit				
Balance, beginning of year	$	(2,694,618)	$	(1,039,260)
Net income/(loss)		(442,909)		(898,416)
Dividends		(28,225)		(109,238)
Balance, end of period	$	(3,165,752)	$	(2,046,914)
Accumulated Other Comprehensive Income/(Loss)				
Balance, beginning of year	$	402,672	$	95,478
Change in cumulative translation adjustment		(60,234)		262,029
Balance, end of period	$	342,438	$	357,507
Total Shareholders' Equity	$	601,168	$	1,498,078

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

Condensed Consolidated Statements of Cash Flows

(CDN$ thousands) unaudited	Note	Three months ended September 30,		Nine months ended September 30,	
		2016	2015	2016	2015
Operating Activities					
Net income/(loss)		$ (100,689)	$ (292,666)	$ (442,909)	$ (898,416)
Non-cash items add/(deduct):					
Depletion, depreciation and accretion		91,584	131,498	265,067	401,251
Asset impairment	5	60,956	321,150	255,812	1,086,008
Changes in fair value of derivative instruments	15	(2,024)	(26,395)	65,371	134,842
Deferred income tax expense/(recovery)	13	23,201	(84,924)	332,986	(444,983)
Foreign exchange (gain)/loss on debt and working capital	12	3,960	64,148	(52,067)	133,536
Share-based compensation	14	2,931	7,793	11,751	17,372
Amortization of debt issue costs	11	182	241	934	721
Gain on divestment of assets	4	—	—	(219,800)	—
Gain on prepayment of senior notes	7	—	—	(19,270)	—
Derivative settlement of foreign exchange swaps		—	—	—	(39,904)
Asset retirement obligation expenditures	8	(1,237)	(4,172)	(4,441)	(10,631)
Changes in non-cash operating working capital	17	27,077	5,994	44,141	9,045
Cash flow from/(used in) operating activities		105,941	122,667	237,575	388,841
Financing Activities					
Proceeds from the issuance of shares	14	—	—	220,410	3,205
Cash dividends	14	(7,214)	(30,944)	(28,225)	(109,238)
Increase/(decrease) in bank credit facility		—	33,192	(79,223)	33,626
Proceeds/(repayment) of senior notes	7	—	—	(335,400)	(88,897)
Derivative settlement of foreign exchange swaps		—	—	—	39,904
Changes in non-cash financing working capital		—	14	(3,791)	(8,191)
Cash flow from/(used in) financing activities		(7,214)	2,262	(226,229)	(129,591)
Investing Activities					
Capital and office expenditures		(60,856)	(89,902)	(152,354)	(407,229)
Property and land acquisitions		(3,777)	(2,005)	(7,674)	(758)
Property divestments	4	111	11,865	280,614	203,378
Changes in non-cash investing working capital		(9,055)	(40,697)	(63,090)	(51,914)
Cash flow from/(used in) investing activities		(73,577)	(120,739)	57,496	(256,523)
Effect of exchange rate changes on cash		683	(2,276)	(1,335)	(1,847)
Change in cash		25,833	1,914	67,507	880
Cash, beginning of period		49,172	1,002	7,498	2,036
Cash, end of period		$ 75,005	$ 2,916	$ 75,005	$ 2,916

The accompanying notes to the Condensed Consolidated Financial Statements are an integral part of these statements.

NOTES

Notes to Condensed Consolidated Financial Statements

(unaudited)

1) REPORTING ENTITY

These interim Condensed Consolidated Financial Statements ("interim Consolidated Financial Statements") and notes present the financial position and results of Enerplus Corporation ("The Company" or "Enerplus") including its Canadian and U.S. subsidiaries. Enerplus is a North American crude oil and natural gas exploration and development company. Enerplus is publicly traded on the Toronto and New York stock exchanges under the ticker symbol ERF. Enerplus' head office is located in Calgary, Alberta, Canada. The interim Consolidated Financial Statements were authorized for issue by the Board of Directors on November 10, 2016.

2) BASIS OF PREPARATION

Enerplus' interim Consolidated Financial Statements present its results of operations and financial position under accounting principles generally accepted in the United States of America ("U.S. GAAP") for the three and nine months ended September 30, 2016 and the 2015 comparative periods. Certain information and notes normally included with the annual audited Consolidated Financial Statements have been condensed or have been disclosed on an annual basis only. Accordingly, these interim Consolidated Financial Statements should be read in conjunction with Enerplus' audited Consolidated Financial Statements as of December 31, 2015. There are no differences in the use of estimates or judgments between these interim Consolidated Financial Statements and the audited Consolidated Financial Statements and notes thereto for the year ended December 31, 2015.

These unaudited interim Consolidated Financial Statements reflect, in the opinion of Management, all normal and recurring adjustments necessary to present fairly the financial position and results of the Company as at and for the periods presented.

3) ACCOUNTS RECEIVABLE

($ thousands)	September 30, 2016	December 31, 2015
Accrued receivables	$ 64,363	$ 91,378
Accounts receivable – trade	19,471	22,615
Current income tax receivable	1,578	21,410
Allowance for doubtful accounts	(3,247)	(3,247)
Total accounts receivable	$ 82,165	$ 132,156

4) PROPERTY, PLANT AND EQUIPMENT ("PP&E")

As of September 30, 2016 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 13,310,612	$ (12,614,122)	$ 696,490
Other capital assets	104,872	(91,447)	13,425
Total PP&E	$ 13,415,484	$ (12,705,569)	$ 709,915

As of December 31, 2015 ($ thousands)	Cost	Accumulated Depletion, Depreciation, and Impairment	Net Book Value
Oil and natural gas properties	$ 13,541,670	$ (12,375,083)	$ 1,166,587
Other capital assets	105,124	(85,438)	19,686
Total PP&E	$ 13,646,794	$ (12,460,521)	$ 1,186,273

For the nine months ended September 30, 2016, Enerplus disposed of certain Canadian properties for proceeds of $280.6 million, resulting in gains on asset divestments of $219.8 million (2015 – proceeds of $203.4 million, gains of nil).

Under full cost accounting rules, divestitures of oil and gas properties are generally accounted for as adjustments to capitalized costs, with no recognition of a gain or loss. However, if not recognizing a gain or loss on the transaction would have otherwise significantly altered the relationship between a cost centre's capitalized costs and proved reserves, then a gain or loss must be recognized.

5) ASSET IMPAIRMENT

($ thousands)	Three months ended September 30, 2016	2015	Nine months ended September 30, 2016	2015
Oil and natural gas properties:				
Canada cost centre	$ 9,800	$ 258,600	$ 44,000	$ 286,700
U.S. cost centre	51,156	62,550	211,812	799,308
Impairment expense	$ 60,956	$ 321,150	$ 255,812	$ 1,086,008

The impairments for the three and nine months ended September 30, 2016 were due to lower 12-month average trailing crude oil and natural gas prices.

The following table outlines the 12-month average trailing benchmark prices and exchange rates used in Enerplus' ceiling tests from September 30, 2015 through September 30, 2016:

Period	WTI Crude Oil US$/bbl	Exchange Rate US$/CDN$	Edm Light Crude CDN$/bbl	U.S. Henry Hub Gas US$/Mcf	AECO Natural Gas Spot CDN$/Mcf
Q3 2016	$ 41.68	1.32	$ 51.17	$ 2.27	$ 2.06
Q2 2016	43.12	1.32	53.16	2.25	2.14
Q1 2016	46.26	1.32	56.97	2.41	2.47
Q4 2015	50.28	1.27	59.38	2.58	2.69
Q3 2015	59.21	1.22	66.51	3.08	3.00

6) ACCOUNTS PAYABLE

($ thousands)	September 30, 2016	December 31, 2015
Accrued payables	$ 91,298	$ 167,253
Accounts payable - trade	72,796	72,697
Total accounts payable	$ 164,094	$ 239,950

7) DEBT

($ thousands)	September 30, 2016	December 31, 2015
Current:		
Senior notes	$ 28,857	$ —
	28,857	—
Long-term:		
Bank credit facility	$ —	$ 86,543
Senior notes	700,219	1,137,139
	700,219	1,223,682
Total debt	$ 729,076	$ 1,223,682

For the nine months ended September 30, 2016, Enerplus repurchased US$267 million in outstanding senior notes at a discount, resulting in gains of $19.3 million. These repurchases have resulted in total payments of $335.4 million for the nine months ended September 30, 2016.

The terms and rates of the Company's outstanding senior notes are provided below:

Issue Date	Interest Payment Dates	Principal Repayment	Coupon Rate	Original Principal ($ thousands)	Remaining Principal ($ thousands)	CDN$ Carrying Value ($ thousands)
September 3, 2014	March 3 and Sept 3	5 equal annual installments beginning September 3, 2022	3.79%	US$200,000	US$105,000	$ 137,668
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2019	4.34%	CDN$30,000	CDN$30,000	30,000
May 15, 2012	May 15 and Nov 15	Bullet payment on May 15, 2022	4.40%	US$20,000	US$20,000	26,234
May 15, 2012	May 15 and Nov 15	5 equal annual installments beginning May 15, 2020	4.40%	US$355,000	US$298,000	390,887
June 18, 2009	June 18 and Dec 18	5 equal annual installments beginning June 18, 2017	7.97%	US$225,000	US$110,000	144,287
					Total carrying value	$ 729,076

8) ASSET RETIREMENT OBLIGATION

Enerplus has estimated the present value of its asset retirement obligation to be $185.8 million at September 30, 2016 compared to $206.4 million at December 31, 2015 based on a total undiscounted liability of $466.0 million and $556.4 million, respectively. The asset retirement obligation was calculated using a weighted credit-adjusted risk-free rate of 5.89% (December 31, 2015 – 5.91%).

($ thousands)	Nine months ended September 30, 2016	Year ended December 31, 2015
Balance, beginning of year	$ 206,359	$ 288,692
Change in estimates	3,568	(35,386)
Property acquisitions and development activity	386	761
Dispositions	(28,341)	(48,748)
Settlements	(4,441)	(14,935)
Accretion expense	8,302	15,975
Balance, end of period	$ 185,833	$ 206,359

9) OIL AND NATURAL GAS SALES

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Oil and natural gas sales	$ 230,421	$ 275,663	$ 613,585	$ 818,173
Royalties[1]	(42,103)	(47,392)	(108,276)	(133,212)
Oil and natural gas sales, net of royalties	$ 188,318	$ 228,271	$ 505,309	$ 684,961

(1) Royalties above do not include production taxes which are reported separately on the Condensed Consolidated Statements of Income/(Loss).

10) GENERAL AND ADMINISTRATIVE EXPENSE

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
General and administrative expense	$ 13,390	$ 22,827	$ 46,386	$ 64,134
Share-based compensation expense	3,222	6,201	11,923	21,236
General and administrative expense	$ 16,612	$ 29,028	$ 58,309	$ 85,370

11) INTEREST EXPENSE

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Realized:				
Interest on bank debt and senior notes	$ 9,685	$ 16,273	$ 34,283	$ 48,947
Unrealized:				
Amortization of debt issue costs	182	241	934	721
Interest expense	$ 9,867	$ 16,514	$ 35,217	$ 49,668

12) FOREIGN EXCHANGE

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Realized:				
Foreign exchange (gain)/loss	$ (875)	$ 8,786	$ 1,127	$ (18,350)
Unrealized:				
Translation of U.S. dollar debt and working capital (gain)/loss	3,960	64,148	(52,067)	133,536
Foreign exchange derivatives (gain)/loss	—	(3,296)	—	30,998
Foreign exchange (gain)/loss	$ 3,085	$ 69,638	$ (50,940)	$ 146,184

13) INCOME TAXES

Enerplus' provision for income tax is as follows:

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Current tax expense/(recovery)				
Canada	$ —	$ 3	$ (669)	$ (397)
United States	126	(16,205)	409	(15,844)
Current tax expense/(recovery)	126	(16,202)	(260)	(16,241)
Deferred tax expense/(recovery)				
Canada	$ 28,118	$ (62,778)	$ 62,033	$ (99,717)
United States	(4,917)	(22,146)	270,953	(345,266)
Deferred tax expense/(recovery)	23,201	(84,924)	332,986	(444,983)
Income tax expense/(recovery)	$ 23,327	$ (101,126)	$ 332,726	$ (461,224)

The difference between expected income taxes based on the statutory income tax rate and the effective income tax rate for the current and prior period is impacted by the following: expected annual earnings, recognition or reversal of valuation allowance, foreign rate differentials for foreign operations, statutory and other rate differentials, non-taxable portions of capital gains and losses, and non-deductible share-based compensation. Enerplus recorded an additional valuation allowance of $56.6 million and $420.1 million for the three and nine months ended September 30, 2016, respectively (2015-$9.9 million and $18.2 million, respectively).

14) SHAREHOLDERS' EQUITY

a) Share Capital

	Nine months ended September 30, 2016		Year ended December 31, 2015	
Authorized unlimited number of common shares issued:				
(thousands)	Shares	Amount	Shares	Amount
Balance, beginning of year	206,539	$ 3,133,524	205,732	$ 3,120,002
Issued for cash:				
Stock Option Plan	—	—	234	3,205
Issue of shares	33,350	230,115	—	—
Share issue costs (net of tax of $2,620)	—	(7,084)	—	—
Non-cash:				
Share-based compensation – settled	594	9,407	573	10,050
Stock Option Plan – exercised	—	—	—	267
Balance, end of period	240,483	$ 3,365,962	206,539	$ 3,133,524

Dividends declared to shareholders for the three and nine months ended September 30, 2016 were $7.2 million and $28.2 million, respectively (2015 - $30.9 million and $109.2 million, respectively).

On May 31, 2016, Enerplus issued 33,350,000 common shares at a price of $6.90 per share for gross proceeds of $230,115,000 ($220,410,400, net of issue costs).

At the Company's Annual General Meeting on May 6, 2016, the Shareholders of the Company approved a reduction in Enerplus' legal stated capital to $1 per share to be reflected in the contributed surplus account of the Company. This transaction does not result in an adjustment to the financial statements under U.S. GAAP.

b)   Share-based Compensation

The following table summarizes Enerplus' share-based compensation expense, which is included in General and Administrative expense on the Consolidated Statements of Income/(Loss):

($ thousands)	Three months ended September 30, 2016		Three months ended September 30, 2015		Nine months ended September 30, 2016		Nine months ended September 30, 2015	
Cash:								
Long-term incentive plans expense	$	233	$	(3,565)	$	1,769	$	2,458
Non-cash:								
Long-term incentive plans and stock option expense		2,931		7,793		11,751		17,372
Equity swap (gain)/loss		58		1,973		(1,597)		1,406
Share-based compensation expense	$	3,222	$	6,201	$	11,923	$	21,236

i)   Long-term Incentive ("LTI") Plans

In 2014, the Performance Share Unit ("PSU") and Restricted Share Unit ("RSU") plans were amended such that grants under the plans are settled through the issuance of treasury shares. The amendment was effective beginning with our grant in March of 2014 and any prior grants were settled in cash.   The final cash-settled PSU and RSU grants were settled in December, 2015 and March, 2016, respectively.   The Company's Director Share Units ("DSU") continue to be granted as cash-settled awards.

The following table summarizes the PSU, RSU and DSU activity for the nine months ended September 30, 2016:

For the nine months ended September 30, 2016	Cash-settled LTI plans		Equity-settled LTI plans		Total
(thousands of units)	RSU	DSU	PSU	RSU	
Balance, beginning of year	92	166	1,222	1,627	3,107
Granted	—	139	1,426	1,997	3,562
Vested	(89)	—	(9)	(594)	(692)
Forfeited	(3)	—	(109)	(264)	(376)
Balance, end of period	—	305	2,530	2,766	5,601

Cash-settled LTI Plans

For the three and nine months ended September 30, 2016, the Company recorded cash share-based compensation of $0.2 million and $1.8 million, respectively (September 30, 2015 - recovery of $3.6 million and expense of $2.5 million). For the three and nine months ended September 30, 2016 the Company made cash payments of nil and $2.7 million, respectively, related to its cash-settled plans (September 30, 2015 - $3.0 million and $8.6 million).

As of September 30, 2016, a liability of $2.6 million (December 31, 2015 - $2.3 million) with respect to the DSU plan has been recorded to Accounts Payable on the Consolidated Balance Sheets.

Equity-settled LTI Plans

For the three and nine months ended September 30, 2016 the Company recorded non-cash share-based compensation expense of $2.9 million and $11.8 million, respectively (2015 – $7.8 million and $17.4 million, respectively).

The following table summarizes the cumulative share-based compensation expense recognized to-date which is recorded to Paid-in Capital on the Consolidated Balance Sheets. Unrecognized amounts will be recorded to non-cash share-based compensation expense over the remaining vesting terms.

At September 30, 2016 ($ thousands, except for years)	PSU[1]		RSU		Total
Cumulative recognized share-based compensation expense	$	10,351	$	13,202	$ 23,553
Unrecognized share-based compensation expense		6,971		7,158	14,129
Fair value	$	17,322	$	20,360	$ 37,682
Weighted-average remaining contractual term (years)		1.8		1.3	

(1) Includes estimated performance multipliers.

ii) Stock Option Plan

The Company did not grant any stock options for the three and nine months ended September 30, 2016.   At September 30, 2016 all stock options are fully vested and any related non-cash share-based compensation expense has been fully recognized.

The following table summarizes the stock option plan activity for the period ended September 30, 2016:

Period ended September 30, 2016	Number of Options (thousands)	Weighted Average Exercise Price
Options outstanding, beginning of year	7,580 $	18.49
Forfeited	(1,421)	18.76
Options outstanding, end of period	6,159 $	18.43
Options exercisable, end of period	6,159 $	18.43

At September 30, 2016, Enerplus had 6,159,000 options that were exercisable at a weighted average reduced exercise price of $18.43 with a weighted average remaining contractual term of 2.8 years, giving an aggregate intrinsic value of nil (2015 – 3.5 years and nil). The intrinsic value of options exercised for both the three and nine months ended September 30, 2016 was nil (September 30, 2015 – nil and $0.2 million, respectively).

c)   Basic and Diluted Net Income/(Loss) Per Share

Net income/(loss) per share has been determined as follows:

(thousands, except per share amounts)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Net income/(loss)	$ (100,689)	$ (292,666)	$ (442,909)	$ (898,416)
Weighted average shares outstanding – Basic	240,483	206,243	221,843	206,100
Dilutive impact of share-based compensation[1]	—	—	—	—
Weighted average shares outstanding – Diluted	240,483	206,243	221,843	206,100
Net income/(loss) per share				
Basic	$ (0.42)	$ (1.42)	$ (2.00)	$ (4.36)
Diluted[1]	$ (0.42)	$ (1.42)	$ (2.00)	$ (4.36)

(1) For the three and nine months ended September 30, 2016 the impact of share-based compensation was anti-dilutive as a conversion to shares would not increase the loss per share.

15) FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)   Fair Value Measurements

At September 30, 2016 the carrying value of cash, accounts receivable, accounts payable, dividends payable and bank credit facilities approximated their fair value due to the short-term maturity of the instruments.

At September 30, 2016 senior notes had a carrying value of $729.1 million and a fair value of $795.7 million (December 31, 2015 - $1,137.2 million and $1,220.8 million, respectively).

There were no transfers between fair value hierarchy levels during the period.

b)   Derivative Financial Instruments

The deferred financial assets and liabilities on the Consolidated Balance Sheets result from recording derivative financial instruments at fair value.

The following table summarizes the change in fair value for the three and nine months ended September 30, 2016 and 2015:

Gain/(Loss) ($ thousands)	Three months ended September 30,		Nine months ended September 30,		Income Statement Presentation
	2016	2015	2016	2015	
Foreign Exchange Derivatives	$ —	$ 3,296	$ —	$ (30,998)	Foreign exchange
Electricity Swaps	(25)	(1,855)	552	(141)	Operating expense
Equity Swaps	(58)	(1,973)	1,597	(1,406)	General and administrative expense
Commodity Derivative Instruments:					
Oil	(1,684)	35,135	(60,104)	(71,909)	Commodity derivative instruments
Gas	3,791	(8,208)	(7,416)	(30,388)	
Total	$ 2,024	$ 26,395	$ (65,371)	$ (134,842)	

The following table summarizes the income statement effects of Enerplus' commodity derivative instruments:

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Change in fair value gain/(loss)	$ 2,107	$ 26,927	$ (67,520)	$ (102,297)
Net realized cash gain/(loss)	9,965	54,105	71,149	213,976
Commodity derivative instruments gain/(loss)	$ 12,072	$ 81,032	$ 3,629	$ 111,679

The following table summarizes the fair values at the respective period ends:

($ thousands)	September 30, 2016			December 31, 2015		
	Assets	Liabilities		Assets	Liabilities	
	Current	Current	Long-term	Current	Current	Long-term
Electricity Swaps	$ —	$ 1,084	$ 140	$ —	$ 1,776	$ —
Equity Swaps	—	2,622	1,298	—	2,324	3,193
Commodity Derivative Instruments:						
Oil	11,339	2,110	1,936	67,397	—	—
Gas	—	2,781	594	4,041	—	—
Total	$ 11,339	$ 8,597	$ 3,968	$ 71,438	$ 4,100	$ 3,193

c) Risk Management

i) Market Risk

Market risk is comprised of commodity price, foreign exchange, interest rate and equity price risk.

Commodity Price Risk:

Enerplus manages a portion of commodity price risk through a combination of financial derivative and physical delivery sales contracts. Enerplus' policy is to enter into commodity contracts subject to a maximum of 80% of forecasted production volumes net of royalties and production taxes.

The following tables summarize the Corporation's price risk management positions at November 1, 2016:

Crude Oil Instruments:

Instrument Type[1]	bbls/day	US$/bbl
Oct 1, 2016 – Oct 31, 2016		
WTI Purchased Put	12,000	57.82
WTI Sold Call	12,000	71.75
WTI Sold Put	12,000	45.09
WCS Differential Swap	3,000	(14.03)
MSW Differential Swap	1,000	(3.50)
Nov 1, 2016 – Dec 31, 2016		
WTI Swap	2,000	52.33
WTI Purchased Put	12,000	57.82
WTI Sold Call	12,000	71.75
WTI Sold Put	12,000	45.09
WCS Differential Swap	3,000	(14.03)
MSW Differential Swap	1,000	(3.50)
Jan 1, 2017 – Jun 30, 2017		
WTI Swap	2,000	53.50
WTI Purchased Put	14,000	50.29
WTI Sold Call	14,000	61.14
WTI Sold Put	14,000	38.94
WCS Differential Swap	2,000	(14.75)
Jul 1, 2017 – Dec 31, 2017		
WTI Swap	2,000	53.50
WTI Purchased Put	17,000	50.41
WTI Sold Call	17,000	60.41
WTI Sold Put	17,000	39.48
WCS Differential Swap	2,000	(14.75)
Jan 1, 2018 – Dec 31, 2018		
WTI Swap	3,000	53.73
WTI Purchased Put	1,000	54.00
WTI Sold Call	1,000	62.00
WTI Sold Put	1,000	41.00
Jan 1, 2019 – Mar 31, 2019		
WTI Swap	3,000	53.73

(1) Transactions with a common term have been aggregated and presented at a weighted average price/bbl.

Natural Gas Instruments:

Instrument Type[1]	MMcf/day	US$/Mcf
Oct 1, 2016 – Oct 31, 2016		
NYMEX Swap	50.0	2.53
NYMEX Purchased Put	25.0	3.00
NYMEX Sold Call	25.0	3.75
NYMEX Sold Put	25.0	2.50
Nov 1, 2016 – Dec 31, 2016		
NYMEX Swap	25.0	2.48
NYMEX Purchased Put	25.0	3.00
NYMEX Sold Call	25.0	3.75
NYMEX Sold Put	25.0	2.50
Jan 1, 2017 – Dec 31, 2017		
NYMEX Purchased Put	50.0	2.75
NYMEX Sold Call	50.0	3.41
NYMEX Sold Put	50.0	2.06

(1) Transactions with a common term have been aggregated and presented at a weighted average price/Mcf.

Electricity Instruments:

Instrument Type	MWh	CDN$/Mwh
Oct 1, 2016 – Oct 31, 2016 AESO Power Swap[1]	15.0	AESO[1] + 16.45
Nov 1, 2016 – Dec 31, 2016 AESO Power Swap[1]	15.0	46.60
Jan 1, 2017 – Dec 31, 2017 AESO Power Swap[1]	6.0	44.38

(1) Alberta Electrical System Operator ("AESO") fixed pricing.

Physical Contracts:

Instrument Type	MMcf/day		US$/Mcf
Purchases:			
Nov 1, 2016 – Oct 31, 2017 AECO-NYMEX Basis	45.0	$	(0.92)
Nov 1, 2017 – Oct 31, 2018 AECO-NYMEX Basis	45.0	$	(0.78)
Nov 1, 2018 – Oct 31, 2019 AECO-NYMEX Basis	45.0	$	(0.72)
Sales:			
Oct 1, 2016 – Oct 31, 2016 AECO-NYMEX Basis	21.1	$	(0.68)
Nov 1, 2016 – Oct 31, 2017 AECO-NYMEX Basis	80.0	$	(0.65)
Nov 1, 2017 – Oct 31, 2018 AECO-NYMEX Basis	80.0	$	(0.65)
Nov 1, 2018 – Oct 31, 2019 AECO-NYMEX Basis	80.0	$	(0.64)

Foreign Exchange Risk:

Enerplus is exposed to foreign exchange risk in relation to its U.S. operations, and U.S. dollar denominated senior notes and working capital. Additionally, Enerplus' crude oil sales and a portion of its natural gas sales are based on U.S. dollar indices. To mitigate exposure to fluctuations in foreign exchange, Enerplus may enter into foreign exchange derivatives.   At September 30, 2016 Enerplus did not have any foreign exchange derivatives outstanding.

Interest Rate Risk:

As of September 30, 2016 all of Enerplus' debt was based on fixed interest rates, and Enerplus had no interest rate derivatives outstanding.

Equity Price Risk:

Enerplus is exposed to equity price risk in relation to its long-term incentive plans detailed in Note 14. Enerplus has entered into various equity swaps maturing between 2016 and 2018 and has effectively fixed the figure settlement cost on 470,000 shares at weighted average price of $16.89 per share.

ii) Credit Risk

Credit risk represents the financial loss Enerplus would experience due to the potential non-performance of counterparties to its financial instruments. Enerplus is exposed to credit risk mainly through its joint venture, marketing and financial counterparty receivables.

Enerplus mitigates credit risk through credit management techniques including conducting financial assessments to establish and monitor counterparties' credit worthiness, setting exposure limits, monitoring exposures against these limits and obtaining financial assurances such as letters of credit, parental guarantees, or third party credit insurance where warranted. Enerplus monitors and manages its concentration of counterparty credit risk on an ongoing basis.

Enerplus' maximum credit exposure at the balance sheet date consists of the carrying amount of its non-derivative financial assets and the fair value of its derivative financial assets. At September 30, 2016 approximately 51% of Enerplus' marketing receivables were with companies considered investment grade.

At September 30, 2016 approximately $1.8 million or 2% of Enerplus' total accounts receivable were aged over 120 days and considered past due. The majority of these accounts are due from various joint venture partners. Enerplus actively monitors past due accounts and takes the necessary actions to expedite collection, which can include withholding production, netting amounts of future payments or seeking other remedies including legal action. Should Enerplus determine that the ultimate collection of a receivable is in doubt, it will provide the necessary provision in its allowance for doubtful accounts with a corresponding charge to earnings. If Enerplus subsequently determines an account is uncollectable the account is written off with a corresponding charge to the allowance account. Enerplus' allowance for doubtful accounts balance at September 30, 2016 was $3.2 million (December 31, 2015 - $3.2 million).

iii) Liquidity Risk & Capital Management

Liquidity risk represents the risk that Enerplus will be unable to meet its financial obligations as they become due. Enerplus mitigates liquidity risk through actively managing its capital, which it defines as debt (net of cash) and shareholders' capital. Enerplus' objective is to provide adequate short and longer term liquidity while maintaining a flexible capital structure to sustain the future development of its business. Enerplus strives to balance the portion of debt and equity in its capital structure given its current oil and natural gas assets and planned investment opportunities.

Management monitors a number of key variables with respect to its capital structure, including debt levels, capital spending plans, dividends, access to capital markets, as well as acquisition and divestment activity.

At September 30, 2016 Enerplus was in full compliance with all covenants under the bank credit facility and outstanding senior notes.

16) CONTINGENCIES

Enerplus is subject to various legal claims and actions arising in the normal course of business. Although the outcome of such claims and actions cannot be predicted with certainty, the Company does not expect these matters to have a material impact on the Consolidated Financial Statements. In instances where the Company determines that a loss is probable and the amount can be reasonably estimated, an accrual is recorded.

17) SUPPLEMENTAL CASH FLOW INFORMATION

a) Changes in Non-Cash Operating Working Capital

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	2015	2016	2015
Accounts receivable	$ 20,255	$ 1,347	$ 49,895	$ 20,043
Other current assets	3,401	9,657	3,305	(5,220)
Accounts payable	3,421	(5,010)	(9,059)	(5,778)
	$ 27,077	$ 5,994	$ 44,141	$ 9,045

b) Other

($ thousands)	Three months ended September 30,		Nine months ended September 30,	
	2016	**2015**	**2016**	**2015**
Income taxes paid/(received)	$ 42	$ (972)	$ (19,076)	$ (20,169)
Interest paid	3,221	6,428	30,859	38,846

18) SUBSEQUENT EVENTS

Subsequent to September 30, 2016, Enerplus entered into an agreement to purchase Canadian waterflood assets for approximately $110 million, net of closing adjustments.   The purchase is expected to close in November, 2016.

Subsequent to September 30, 2016, Enerplus extended its $800 million senior, unsecured bank credit facility to October 31, 2019.

BOARD OF DIRECTORS

Elliott Pew[(1)(2)]
Corporate Director
Boerne, Texas

David H. Barr[(9)(12)]
Corporate Director
The Woodlands, Texas

Michael R. Culbert[(3)(5)(9)]
President & CEO
Progress Energy Canada Ltd.
Calgary, Alberta

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation
Calgary, Alberta

Hilary A. Foulkes[(5)(7)(9)(11)]
Corporate Director
Calgary, Alberta

Robert B. Hodgins[(3)(6)]
Corporate Director
Calgary, Alberta

Susan M. MacKenzie[(7)(10)(11)]
Corporate Director
Calgary, Alberta

Glen D. Roane[(4)(5)]
Corporate Director
Canmore, Alberta

Sheldon B. Steeves[(5)(8)]
Corporate Director
Calgary, Alberta

(1)   Chairman of the Board
(2)   *Ex-Officio* member of all Committees of the Board
(3)   Member of the Corporate Governance & Nominating Committee
(4)   Chair of the Corporate Governance & Nominating Committee
(5)   Member of the Audit & Risk Management Committee
(6)   Chair of the Audit & Risk Management Committee
(7)   Member of the Reserves Committee
(8)   Chair of the Reserves Committee
(9)   Member of the Compensation & Human Resources Committee
(10)   Chair of the Compensation & Human Resources Committee
(11)   Member of the Safety & Social Responsibility Committee
(12)   Chair of the Safety & Social Responsibility Committee

OFFICERS

ENERPLUS CORPORATION

Ian C. Dundas
President & Chief Executive Officer

Raymond J. Daniels
Senior Vice President, Operations

Jodine J. Jenson Labrie
Senior Vice President & Chief Financial Officer

Eric G. Le Dain
Senior Vice President, Corporate Development,
Commercial

Nathan D. Fisher
Vice President, U.S. Development & Geosciences

Daniel J. Fitzgerald
Vice President, Business Development

John E. Hoffman
Vice President, Canadian Operations

David A. McCoy
Vice President, General Counsel & Corporate Secretary

Edward L. McLaughlin
President, U.S. Operations

Shaina B. Morihira
Corporate Controller, Finance

CORPORATE INFORMATION

OPERATING COMPANIES OWNED BY ENERPLUS CORPORATION

Enerplus Resources (USA) Corporation

LEGAL COUNSEL

Blake, Cassels & Graydon LLP
Calgary, Alberta

AUDITORS

Deloitte LLP
Calgary, Alberta

TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta
Toll free: 1.866.921.0978

U.S. CO-TRANSFER AGENT

Computershare Trust Company, N.A.
Golden, Colorado

INDEPENDENT RESERVE ENGINEERS

McDaniel & Associates Consultants Ltd.
Calgary, Alberta

Netherland, Sewell & Associates, Inc.
Dallas, Texas

STOCK EXCHANGE LISTINGS AND TRADING SYMBOLS

Toronto Stock Exchange: ERF
New York Stock Exchange: ERF

U.S. OFFICE

950 17th Street, Suite 2200
Denver, Colorado 80202

Telephone: 720.279.5500
Fax: 720.279.5550

ABBREVIATIONS

AECO	a reference to the physical storage and trading hub on the TransCanada Alberta Transmission System (NOVA) which is the delivery point for the various benchmark Alberta Index prices
bbl(s)/day	barrel(s) per day, with each barrel representing 34.972 Imperial gallons or 42 U.S. gallons
Bcf	billion cubic feet
Bcfe	billion cubic feet equivalent
BOE	barrels of oil equivalent
Brent	crude oil sourced from the North Sea, the benchmark for global oil trading quoted in $US dollars
LTI	long-term incentive
Mbbls	thousand barrels
MBOE	thousand barrels of oil equivalent
Mcf	thousand cubic feet
Mcfe	thousand cubic feet equivalent
MMbbl(s)	million barrels
MMBOE	million barrels of oil equivalent
MMBtu	million British Thermal Units
MMcf	million cubic feet
MSW	mixed sweet blend
MWh	megawatt hour(s) of electricity
NGLs	natural gas liquids
NYMEX	New York Mercantile Exchange, the benchmark for North American natural gas pricing
OCI	other comprehensive income
SBC	share based compensation
SDP	stock dividend program
U.S. GAAP	accounting principles generally accepted in the United States of America
WCS	Western Canadian Select at Hardisty, Alberta, the benchmark for Western Canadian heavy oil pricing purposes
WTI	West Texas Intermediate oil at Cushing, Oklahoma, the benchmark for North American crude oil pricing

Why invest in Enerplus?

Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States, focused on providing both growth and income to its shareholders.





The Dome Tower
3000, 333 - 7 Avenue SW
Calgary, Alberta T2P 2Z1

Toll Free 1.800.319.6462
investorrelations@enerplus.com

enerPLUS

www.enerplus.com